OPPORT

SCAN*SOURCE*, INC.



Now more than ever, ScanSource is taking advantage of the new opportunities available through **international expansion, emerging technologies** and **new markets** where we can display our distinct brand of customer service. And it's our partnerships with technology manufacturers and value-added resellers that have helped us seize those opportunities to pave the way for an exciting future for our company.

We believe the indirect sales channel is powered by unity—by the relationships we've formed since our founding in 1992. We draw our strength through partnership. It's what makes the two-tier distribution model the most efficient means for delivering technology solutions to the market.

And it's what has consistently enabled us to turn opportunity into reality.

Source INC.®


POWERED BY UNITY





SCANSOURCE, INC. AT A GLANCE

ScanSource, Inc. (Nasdaq: SCSC), our business model is founded upon efficiency and accuracy, one that is built to deliver technology products to the market in a quicker, more convenient fashion.

ScanSource, Inc.'s North American segment consists of four sales units, including ScanSource, Catalyst Telecom, Paracon and ScanSource Security Distribution. Together, these sales units provide more than [illegible]4,000 products from more than 100 manufacturer partners to over 16,000 value-added resellers.

The ScanSource sales unit offers automatic identification and data capture (AIDC) and point-of-sale (POS) products such as bar code scanners and printers, mobile data collection terminals, radio frequency identification (RFID), wireless networks, computer-based point-of-sale terminals, receipt printers, cash drawers, keyboards and related peripherals.

Our Catalyst Telecom and Paracon sales units provide voice, data and video/audio products like key, hybrid and PBX phone systems, voicemail, interactive voice response, voice-over-IP, unified messaging, videoconferencing and other solutions.

The ScanSource Security Distribution unit provides electronic security products like identification, access control, surveillance, fire and intrusion solutions.

Catalyst Telecom
Paracon
ScanSource
ScanSource Security Distribution

NEW OPPORTUNITIES AROUND THE GLOBE


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
199
SECTION

ScanSource, Inc.'s international distribution segment continues to experience powerful growth. Headquartered in Brussels, Belgium, ScanSource Europe offers AIDC, POS and RFID equipment to value-added resellers throughout Europe, with a presence in Belgium, France, Germany, Italy, Netherlands, Norway, Spain and the United Kingdom.

ScanSource Latin America provides AIDC, POS and RFID products to customers in Mexico, Central America, South America and the Caribbean, with headquarters in Miami, Florida, as well as a sales office and newly expanded distribution center in Mexico.

With an increased number of international staff members, new sales offices in locations around the world and consistent growth in our European and Latin American business, ScanSource, Inc. is on the path to becoming a global company.


Tempe, Arizona
Miami, Florida
Norcross, Georgia
Buffalo, New York
Greenville, South Carolina
Memphis, Tennessee
Bellingham, Washington
Richmond, BC, Canada
Toronto, ON, Canada
Mexico City, Mexico
Brussels, Belgium
Liege, Belgium
Olivet, France
Bad Homburg, Germany
Milan, Italy
Eindhoven, Netherlands
Stavanger, Norway
Barcelona, Spain
Crawley, United Kingdom
Hull, United Kingdom

NEW OPPORTUNITIES IN EMERGING TECHNOLOGIES: RFID

Radio frequency identification technology offers an unprecedented opportunity to our customer base, and ScanSource has responded by unveiling the industry's most complete RFID educational program—RFID Edge.™

RFID Edge is designed to assist resellers in every phase of the process, from the beginning stages of learning about RFID all the way through actual RFID system installations and post-sale support.

ScanSource customers can gain critical knowledge through comprehensive RFID Qualification Courses held at the ScanSource Distribution Center in Memphis, helping them streamline the certification process that is required to sell RFID products from several vendors. The courses include hands-on training in a laboratory setting, allowing resellers to truly understand how the products work in real-world environments.

RFID Edge also includes the RFID Solution Partner Program to help ScanSource customers link up with software providers, plus post-sale support through our RFID Professional Services team and the Priority RFID Help Desk. More information about the program is available at www.scansource.com/rfidedge.

RFID Edge: Scenes from live training in the RFID lab



EDGE
Solutions • People
CHIPLESS RFID TAG
PHANTOM READ
BAR CODE

NEW OPPORTUNITIES IN EMERGING TECHNOLOGIES: SOFTWARE AND CONVERGENCE

Through our Partner Services division, ScanSource, Inc. offers a robust lineup of tools and services that are designed to help our customers save time, money and resources. We act as a "behind the scenes" extension to our customers' businesses by providing programs like e-services and online tools, education and training, marketing services, system integration, technical support, professional services, financial services and a software partnership program that helps resellers deliver a total package of hardware and software.

In addition, we introduced several comprehensive new tools this year that have given our customers an opportunity to transform their businesses. The revolutionary ScanSource VirtualTechnician™ remote monitoring tool allows our customers to keep watch over an end user's system 24 hours a day, 7 days a week. As a result, resellers can create a proactive help desk to respond to potential end user challenges before they happen rather than addressing problems after the fact.

By the same token, Catalyst customers can take advantage of our new Mobile Technology Center solution to display a complete converged system to their end users, including VoIP. This hands-on environment allows end users to get a first-hand glimpse of voice, data and video/audio products and how they work together—and it gives resellers a strong opportunity to close sales.

Below: ScanSource VirtualTechnician™ **Inset:** Images of the new Mobile Technology Center




AVAYA
AVAYA
RacMAX

NEW OPPORTUNITIES IN ELECTRONIC SECURITY

ScanSource SECURITY DISTRIBUTION

ScanSource Security Distribution is the newest ScanSource, Inc. sales unit and was formed with the charter to provide electronic security dealers with the efficiencies of the two-tier distribution model.

While benefiting from the economies of scale of a billion dollar distributor for logistics and back-office activities, ScanSource Security features a sales, merchandising and executive team that is wholly focused on meeting the challenges of security dealers.

The new sales unit offers ScanSource, Inc. a prime opportunity to organize and develop a successful sales channel in the security marketplace through partnerships with leading security vendors. In addition to offering a single source for best-of-breed intrusion, access control, fire, identification and surveillance solutions, ScanSource Security provides a solid lineup of support tools including education programs, online configuration tools, e-services, technical assistance and more.









TO OUR SHAREHOLDERS

The past year has been an exciting period of advancement and evolution for ScanSource, Inc. More than ever before, our company is aggressively pursuing new opportunities by expanding into new technologies, moving into new markets and geographies, and offering new solutions that can literally change the way our customers do business. For ScanSource, this is a time of unprecedented possibility as we blaze a new trail to tomorrow.



Michael L. Baur President and Chief Executive Officer

On behalf of everyone at ScanSource, I'm pleased to report another year of profitable growth for our company in Fiscal Year 2005—further proof that this new period of opportunity is just beginning. ScanSource posted record net revenues of $1.47 billion this year, up 23% from $1.19 billion for the year ended June 30, 2004. In addition, net income rose to $35.7 million compared to $30 million for the previous year. And diluted earnings per share increased to $2.75, moving up from $2.31 per share for Fiscal Year 2004.

NEW MARKETS

What are the new opportunities that are currently available to our company? In the last few months, we have expanded our presence in three strategic areas by entering the electronic security marketplace, strengthening our international segment, and developing new tools and programs to help our customers take advantage of emerging technologies that are already changing the face of our industry.

In October 2004, we introduced the ScanSource Security Distribution sales unit, designed to bring the same level of efficiency, logistical excellence and dedicated customer service to the electronic security marketplace that we helped bring to the automatic identification and data collection (AIDC), POS, and communications markets through our ScanSource, Catalyst and Paracon sales units. ScanSource Security offers products targeted at five key areas: identification, access control, surveillance, intrusion and fire-safety. We are unique in the security market as an independent distributor who never sells to end users.

We believe the security marketplace offers an exciting opportunity for us to apply the basic components of the two-tier distribution model that we have successfully employed in our other core markets. Entering the security arena makes good business sense for ScanSource on a number of levels as it provides benefits for both existing security dealers and our core customer base of technology resellers who don't currently work in the security space. We believe ScanSource Security offers existing security dealers a new opportunity to embrace a more efficient way of doing business, and it provides our current customer base of technology resellers with a new opportunity to profit with solutions that are an easy add-on to the systems they already offer.

In the months following its creation, ScanSource Security quickly secured distribution partnerships with some of the leading security manufacturers in the industry, including Bosch Security Systems, JVC, Image Vault and many others—evidence of a growing commitment among security vendors to the two-tiered model. We have received strong support from our card printer manufacturers—Zebra Card, Datacard and Fargo—as we are providing more focus and resources for the identification market.

GEOGRAPHIC GROWTH

ScanSource, Inc. continues to pursue new and profitable opportunities in our international segment. Our ScanSource Europe sales unit, headquartered in Brussels, Belgium, and our ScanSource Latin America sales unit, headquartered in Miami, both posted their strongest years ever as our international segment now accounts for 12% of our company's overall revenues. Growth in Europe was enhanced by our purchase in April 2005 of Europdata Connect Limited, a leading AIDC, RFID and wireless distributor based in the United Kingdom. Further, we continued to strengthen our partnerships with customers and manufacturers in Europe through a variety of means, including the addition of new European sales offices and our first-ever ScanSource Europe Partner Conference, a highly successful event held in Marbella, Spain.

The two-tier distribution model continues to take shape internationally as manufacturers count on distributors and resellers to extend their reach, and as such, we expect both our ScanSource Europe and ScanSource Latin America sales units to continue to gain strength in the years ahead. In addition to the growth in Europe, our Latin America unit also made substantial gains, as evidenced by our expanded warehouse and new offices in Mexico and our well-attended marketing events throughout Latin America. As we look to the future, we do so with an eye towards bringing our proven distribution model to new geographies and territories throughout the globe that are not currently served by an effective and efficient sales channel.

NEW TECHNOLOGIES

We're also working to help our customers take advantage of new opportunities by embracing new technologies and new markets. In response to sweeping interest in radio frequency identification (RFID) technology, ScanSource has taken the lead in the area of RFID education through the creation of the RFID Edge™ program. RFID Edge is designed to give resellers the tools to make RFID a permanent part of their business strategy through knowledge, solutions and people; and it includes a comprehensive qualification course and lab at our Memphis Distribution Center.

L to R: Shipping products in Memphis Distribution Center, products in System Integration lab, RFID lab entrance


$.991
$1.19
$1.47
03
04
05
NET SALES
year ended June 30




AUTO-ID CENTER
CLOSED-LOOP SYSTEMS
ANTI-COLLISION
GTIN
READ RATE
BAR CODE
ACTIVE TAG
PHANTOM READ
READER
XML
NOISE
ANTENNA
RFID TAG
PASSIVE TAG
BACK SCATTER
TRANSPONDER
MULTIPLEXER
INDUCTIVE
COUPLING
RFID




$2.75
03
04
05
EARNINGS PER SHARE
Fiscal year ended June 30

Shelby McCloud Vice President, Warehouse Operations

Unlike broad-line, low-value technology distributors, ScanSource maintains a true commitment to helping our customers succeed through selling solutions into specific vertical markets. As part of that commitment, we continued to make enhancements to our Solution City™ vertical market sales tool this year. Our online educational resource at SolutionCity.com added powerful new content that can help our customers successfully sell into leading vertical markets by bringing them up-to-date on the specific challenges facing businesses in these environments. Further, the site now includes information on a variety of software solutions that are designed to help resellers offer complete technology systems for these markets. And our Solution City Road Show—a one-day training seminar that complements SolutionCity.com—was more successful than ever, drawing hundreds of solution providers to cities throughout North America.

The Solution City Road Show provided our Catalyst and Paracon sales units with a venue for taking the lead in educating dealers about opportunities with Voice-over-Internet Protocol (VoIP) and converged communications technology. We also introduced innovative new tools for our customers this year including ScanSource VirtualTechnician, a remote monitoring service for POS resellers, and the Mobile Technology Centers to help Catalyst dealers strengthen their sales through on-site demos. Providing the tools to help our customers strengthen their businesses through emerging technologies like RFID, VoIP and others will continue to be a prime area of focus for our company.

Indeed, education and training remains a key component of the services we provide. In an effort to help resellers do more than stay up-to-date with the latest products and technologies, we have enhanced our educational offerings to include a focus on total business planning. In partnership with leading corporate training and education firms who specialize in the technology reseller channel, ScanSource has developed programs that can help resellers with business basics like performing a competitive analysis, creating marketing strategies, hiring quality staff members and much more.

It is our goal to encourage our customers to adopt a "solution selling" approach that incorporates a total package of hardware, software and services that encompasses the many types of technologies that today's end users require. As part of that objective, look for more joint sales and marketing programs in the future that exploit the combined strengths of all four ScanSource, Inc. North American sales units—ScanSource AIDC/ POS, Catalyst, Paracon and ScanSource Security. With all of our sales units working together, we believe we can help our customers embrace technologies and markets that they may not have previously considered.

Though we continue to pursue new opportunities, we have also maintained our charter commitment to delivering the core services our customers expect from us, including world-class logistics, flexible financial services programs, experienced technical support and


RECEIVING
Expanded Memphis Distribution Center

a large inventory of the industry's best-of-breed specialty technology products. To that end, we expanded our Memphis distribution facility this year more than 50% in available space. This positions us for future growth, and allows us to make good on our promise to provide the products our customers need whenever they need them. ScanSource, Inc. also added 153 new employees in Fiscal Year 2005.

As in past years, our performance did not go unnoticed by both the national and industry media. In January 2005, ScanSource was named to Forbes magazine's Platinum 400 list of the "Best Big Companies in America" based on our five-year total return as computed by the publication. Further, the company was ranked number one in overall performance for distributors by the readers of CRN magazine, the leading trade publication for technology resellers. We view this recognition as a compliment to our employees in every department worldwide and as a reinforcement of our commitment to exceed the expectations of our customers.

That commitment will continue to be at the forefront for the ScanSource, Inc. team as we eagerly embrace new opportunities for our company. Indeed, we're more excited about the future today than we were when our company began in 1992. I hope you'll join me in looking forward to the years ahead with enthusiasm and anticipation.

Sincerely,

Mike Baur
President and Chief Executive Officer
ScanSource, Inc.

Selected Financial Data

The selected financial data below should be read in conjunction with "Management's Discussion and Analysis" and Scan*Source*, Inc.'s (the "Company") consolidated financial statements and related notes thereto included elsewhere in this annual report.

The following statement of income data and balance sheet data were derived from the Company's consolidated financial statements.

	Fiscal Year Ended June 30,				
	2005	**2004**	**2003**	**2002**	**2001**
	(In thousands, except per share data)				
Statement of income data:					
Net sales	**$1,469,094**	$1,192,090	$991,194	$841,887	$630,744
Cost of goods sold	**1,319,368**	1,060,310	879,311	750,310	556,919
Gross profit	**149,726**	131,780	111,883	91,577	73,825
Selling, general and administrative expenses	**90,977**	82,524	71,359	59,767	45,027
Operating income	**58,749**	49,256	40,524	31,810	28,798
Interest expense (income), net	**1,264**	601	869	1,557	2,034
Other expense (income), net	**(466)**	(164)	501	(184)	207
Total other expense	**798**	437	1,370	1,373	2,241
Income before income taxes, minority interest and extraordinary gain	**57,951**	48,819	39,154	30,437	26,557
Provision for income taxes	**21,928**	18,700	16,050	11,268	10,093
Minority interest in income of consolidated subsidiaries, net of taxes	**291**	137	530	56	—
Income before extraordinary gain	**35,732**	29,982	22,574	19,113	16,464
Extraordinary gain, net of income taxes	**—**	—	—	829	—
Net income	**$ 35,732**	$ 29,982	$ 22,574	$ 19,942	$ 16,464
Net income per common share, basic	**$ 2.83**	$ 2.40	$ 1.88	$ 1.73	$ 1.45
Weighted-average shares outstanding, basic	**12,627**	12,485	12,013	11,524	11,366
Net income per share, assuming dilution	**$ 2.75**	$ 2.31	$ 1.81	$ 1.60	$ 1.34
Weighted-average shares outstanding, assuming dilution	**13,009**	12,952	12,349	12,432	12,248

	As of June 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Balance sheet data:					
Working capital [A]	**$221,538**	$188,096	$116,859	$ 91,723	$ 78,513
Total assets	**467,070**	413,192	344,347	359,032	283,885
Total long-term obligations (including current portion) [A]	**42,356**	40,007	8,299	9,088	9,310
Total shareholders' equity	**225,885**	186,644	150,887	118,049	93,362

[A] The June 30, 2003, 2002, and 2001 balance sheets have been restated to reclassify borrowings under the revolving credit facility, which were previously reported as long-term debt, to a current liability pursuant to Emerging Issues Task Force ("EITF") Issue No. 95-22. The former credit facility contained an acceleration clause that could have been invoked by the lenders based on the possible occurrence of a material adverse effect and a requirement to maintain a lock-box arrangement. The Company entered into a new credit facility in July 2004, which does not require a lock-box arrangement. Accordingly, at June 30, 2004 the new facility is classified as long-term debt under Financial Accounting Standards Board ("FASB") Statement No. 6, *Classification of Short-Term Obligations Expected to Be Refinanced.*

Management's Discussion and Analysis

Certain statements within this annual report to shareholders and the documents incorporated by reference herein that are not historical facts are "forward-looking statements" as described in the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. Factors that could cause actual results to differ materially include the following: the Company's dependence on vendors, product supply and availability, senior management, centralized functions and third-party shippers; the Company's ability to compete successfully in a highly competitive market and to manage significant additions in personnel and increases in working capital; the Company's ability to collect outstanding accounts receivable; the Company's entry into new product markets in which it has no prior experience; the Company's susceptibility to quarterly fluctuations in net sales and results of operations; the Company's ability to manage successfully pricing or stock rotation opportunities associated with inventory value decreases; narrow profit margins; inventory risks due to shifts in market demand; dependence on information systems; credit exposure due to the deterioration in the financial condition of our customers; a downturn in the general economy; the inability to obtain required capital; potential adverse effects of acquisitions; fluctuations in interest rates, foreign currency exchange rates and exposure to foreign markets (the imposition of governmental controls, currency devaluations, export license requirements, restrictions on the export of certain technology, dependence on third party freight forwarders and the third party warehouse in Europe, political instability, trade restrictions, tariff changes, difficulties in staffing and managing international operations, changes in the interpretation and enforcement of laws (in particular related to items such as duty and taxation), difficulties in collecting accounts receivable, longer collection periods and the impact of local economic conditions and practices); the impact of changes in income tax legislation; acts of war or terrorism; exposure to natural disasters; potential impact of labor strikes; volatility of common stock; and the accuracy of forecast data. Additional discussion of these and other factors affecting our business and prospects is contained in our periodic filings with the SEC, copies of which can be obtained at our Investor Relations website at www.scansource.com. Please refer to the cautionary statements and important factors discussed in Exhibit 99.1 of the Company's Annual Report on Form 10-K for the year ended June 30, 2005 for further information. This discussion and analysis should be read in conjunction with "Selected Financial Data" and the Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Overview

Scan*Source*, Inc. is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company distributes more than 34,000 products worldwide. The Company has two geographic distribution segments: one serving North America from the Memphis, Tennessee distribution center, and an international segment currently serving Latin America (including Mexico) and Europe. The North American distribution segment markets automatic identification and data capture ("AIDC") and point-of-sale ("POS") products through the Scan*Source* sales unit; voice, data and converged communications equipment through its Catalyst *Telecom* sales unit; voice, data and converged communications products through its Para*con* sales unit; and electronic security products through its Scan*Source* Security Distribution unit. The international distribution segment markets AIDC and POS products through its Scan*Source* sales unit.

The Company was incorporated in December 1992 and is headquartered in Greenville, South Carolina. The Company serves North America from a single, centrally located distribution center located near the FedEx hub in Memphis, Tennessee. The single warehouse and strong management information system form the cornerstone of the Company's cost-driven operational strategy that, along with our growth through acquisitions, has caused operating income to grow at an average annual growth rate of 20.9% over the past five years, while sales have grown at an average annual rate of 24.3% to approximately $1.5 billion over the same period. This strategy has been expanded to Latin America and Europe, with distribution centers located in Florida and Mexico, and in Belgium, respectively.

North American Distribution Segment

The Company's North American distribution segment sells products exclusively to resellers and integrators in large and growing technology markets. Key AIDC vendors include Symbol, Intermec and Zebra, and some leading POS lines include IBM, NCR and Epson. Avaya is the Company's most significant voice, data and converged communications partner, while Intel and NEC supply key components for the converged communications market. Key electronic security vendors include Bosch, Datacard Group, and Zebra Card. Growth in net sales has been principally driven by intensive marketing efforts to recruit new reseller customers, selective expansion of the Company's product lines, the addition of new vendors, and continued significant growth in all international markets.

On January 1, 2003, Scan*Source*, Inc. sold its Mexico operations to Netpoint International, Inc. ("Netpoint") (part of the international distribution segment), a majority-owned subsidiary of the Company. Previously, the Mexico operations were reported in the North American distribution segment.

International Distribution Segment

The Company's international distribution segment sells AIDC and POS products exclusively to resellers and integrators in the Latin American (including Mexican) and European markets principally from the same product manufacturers as those sold by the North American distribution segment. Marketing efforts to recruit new reseller customers, competitive product pricing and strategic acquisitions have driven growth in net sales.

The international distribution segment commenced operations in November 2001, when the Company acquired 52% of the common stock of Netpoint, a Miami-based distributor of AIDC and POS equipment to the Latin American market. In January 2002, the Company launched its pan-European strategy with the establishment of a distribution center and sales office in Belgium. In May 2002, the Company purchased ABC Technology Distribution ("ABC"), a distributor of AIDC and POS products based in the United Kingdom, allowing the Company to expand its European operations and make additional sales to former ABC customers in the United Kingdom. In March 2003, the Company completed its consolidation of the UK distribution center into the Belgium facility. In April 2005, the Company purchased Europdata Connect UK Ltd. ("EDC"), expanding its presence in the UK, Ireland, Sweden and the Netherlands. The Company has centralized its accounting, information technology and sales management in the Belgium headquarters location.

Cost Control/Profitability

The Company's operating income growth has been driven by increasing gross profit and disciplined control of operating expenses. The Company's operations feature a scalable information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. From its inception, the Company has managed its general and administrative expenses by maintaining strong cost controls. However, in order to continue to grow its markets, the Company has invested in new initiatives including investments in new geographic markets of Europe and Latin America, increased marketing efforts to recruit resellers, and enhancements of employee benefit plans to retain employees.

Results of Operations

The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

	Fiscal Year Ended June 30,		
	2005	**2004**	**2003**
Statement of income data:			
Net sales	**100.0%**	100.0%	100.0%
Cost of goods sold	**89.8**	88.9	88.7
Gross profit	**10.2**	11.1	11.3
Selling, general and administrative expenses	**6.2**	7.0	7.2
Operating income	**4.0**	4.1	4.1
Interest expense (income), net	**0.1**	—	0.1
Other expense (income), net	**—**	—	—
Total other expense	**0.1**	—	0.1
Income before income taxes and minority interest	**3.9**	4.1	4.0
Provision for income taxes	**1.5**	1.6	1.6
Minority interest in income of consolidated subsidiaries, net of income taxes	**—**	—	0.1
Net income	**2.4%**	2.5%	2.3%

Comparison of Fiscal Years Ended June 30, 2005 and 2004

Net Sales

The following tables summarize the Company's net sales results (net of inter-segment sales):

Product Category

	2005	2004	Difference	Percentage Change
		(In thousands)		
AIDC and POS products	**$ 876,069**	$ 711,252	$164,817	23.2%
Converged communications products	**$ 593,025**	$ 480,838	$112,187	23.3%
	$1,469,094	$1,192,090	$277,004	23.2%

Geographic Segments

	2005	2004	Difference	Percentage Change
		(In thousands)		
North American distribution	**$1,296,211**	$1,075,812	$220,399	20.5%
International distribution	**172,883**	116,278	56,605	48.7%
Net Sales	**$1,469,094**	$1,192,090	$277,004	23.2%

North American Distribution

North American distribution sales include sales to technology resellers in the United States and Canada from the Company's Memphis, Tennessee distribution center. Sales to technology resellers in Canada account for less than 5% of total net sales for the fiscal years ended June 30, 2005 and 2004. The 20.5% increase in North American distribution sales for the year ended June 30, 2005, as compared to the same period in the prior year, was due primarily to gain in market share, including an increase in sales to larger resellers.

Sales of the AIDC and POS product categories for the North America distribution segment increased 18.2% as compared to the prior year. The Scan*Source* Security Distribution sales unit was created during the year ended June 30, 2005 and its revenues have been included in the AIDC and POS product category for both periods. The Scan*Source* selling unit benefited from market share gain in AIDC and POS products, and from larger orders of AIDC and, to a lesser extent, POS products.

Sales of converged communications products increased 23.3% as compared to the prior year. Both Catalyst *Telecom*, which distributes small and medium business (SMBS) and enterprise (ECG) products, and Para*con*, which distributes communication products, experienced growth from the recruitment of additional resellers. In addition, Paracon benefited from larger orders for the year ended June 30, 2005.

International Distribution

The international distribution segment includes sales to Latin America (including Mexico) and Europe from the Scan*Source* selling unit. Sales for the overall international segment increased approximately 49% or $56.6 million as compared to the prior year. The increase in sales was primarily attributable to obtaining additional AIDC market share in Europe and Latin America. Strong sales growth for the year ended June 30, 2005 was experienced in Mexico, France, the United Kingdom, and Germany as compared to the prior year.

The favorable Euro versus US Dollar exchange rate accounts for approximately $7.8 million of the increase for the year ended June 30, 2005. Without the benefit of the foreign exchange rates, the increase for the year would have been 42% or $48.8 million. Although management cannot forecast the future direction of foreign exchange rate movements, if significant unfavorable changes in exchange rates occur, net sales of the segment could be adversely affected.

Gross Profit

The following table summarizes the Company's gross profit:

	2005	2004	Difference	Change	Percentage of Net Sales 2005	Percentage of Net Sales 2004
		(In thousands)				
North American distribution	**$130,411**	$117,568	$12,843	10.9%	10.1%	10.9%
International distribution	**19,315**	14,212	5,103	35.9%	11.2%	12.2%
Gross Profit	**$149,726**	$131,780	$17,946	13.6%	10.2%	11.1%

North American Distribution

Gross profit for the North American distribution segment increased $12.8 million for the fiscal year ended June 30, 2005 as compared to the prior fiscal year. The increase in gross profit for the year ended June 30, 2005 is a result of increased sales volume of the segment.

Gross profit as a percentage of net sales for the North American distribution segment decreased to 10.1% of sales for fiscal year 2005 as compared to 10.9% of sales for the prior fiscal year. The prior year benefited from a better result from the planned disposal of obsolete products. The decrease from the prior year is also a result of product sales mix, including a greater percentage of orders to larger resellers who have a lower value-add requirement, and to changes in vendor purchasing programs, which had the effect of increasing unit costs. The change in vendor purchasing programs is a combination of decreased program benefits and higher year on year sales volume with fixed dollar incentives on certain programs.

International Distribution

Gross profit for the international distribution segment increased $5.1 million for the fiscal year ended June 30, 2005 as compared to the prior fiscal year. The increase was primarily due to increased distribution sales volume as the segment gained additional resellers and market share.

Gross profit, as a percentage of net sales, which is typically greater than the North American distribution segment, decreased over the prior year. The decrease in gross margin is due to lower margin sales to large resellers with lower value-add requirements, especially in Europe, as well as the adverse impact of certain vendor programs.

Operating Expenses

The following table summarizes the Company's operating expenses:

	2005	2004	Difference	Change	Percentage of Net Sales 2005	Percentage of Net Sales 2004
		(In thousands)				
Fiscal year ended	**$90,977**	$82,524	$8,453	10.2%	6.2%	6.9%

For the year ended June 30, 2005, operating expenses as a percentage of sales declined compared to the prior year. The current year benefited from greater economies of scale and lower demands on value-add services for large resellers while employee headcount and marketing expenses increased. These benefits were partially offset by expenses related to the Company's expansion of its Memphis, Tennessee distribution center and an additional office, which opened in Canada during the current year.

The increase in operating costs for the year ended June 30, 2005 was primarily due to costs associated with the Company's worldwide expansion, in terms of locations, capacity and employee headcount, for existing product lines, as well as capacity and employee headcount for the security distribution unit, and additional profit sharing contributions of $800,000 over the prior year. The prior year included ChannelMax restructuring costs of $2.3 million and the accrual for disposition of a sales and use tax matter of $1.4 million.

The Company continues to invest in infrastructure in Europe and Latin America to expand coverage due to its growth potential. In Europe, the Company has expanded geographically and increased employee headcount. In Latin America, the Company has expanded its distribution facility capacity and increased employee headcount in Miami and Mexico City in order to serve an expanding customer base. In North America, an expansion project to increase the capacity of the Memphis, Tennessee distribution center by 50% was completed during the quarter ended March 31, 2005. This project is expected to meet the current and near-term growth requirements of the North American business.

Operating Income

The following table summarizes the Company's operating income:

	2005	2004	Difference	Change	Percentage of Net Sales 2005	Percentage of Net Sales 2004
		(In thousands)				
Fiscal year ended	**$58,749**	$49,256	$9,493	19.3%	4.0%	4.1%

Operating income increased 19.3% and $9.5 million for the year ended June 30, 2005 as compared to the prior year. The increase was a result of increased sales volume, greater economies of scale in operating expenses, and the lower value-add requirements of large resellers discussed above.

Operating income as a percentage of net sales decreased compared to the prior year. The decrease is primarily due to lower margins and to infrastructure investments, offset in part by greater efficiencies in operating expenses discussed above.

Total Other Expense (Income)

The following table summarizes the Company's total other expense (income):

	2005	2004	Difference	Change	Percentage of Net Sales 2005	Percentage of Net Sales 2004
	(In thousands)					
Interest expense	**$2,127**	$1,159	$ 968	83.5%	0.1%	0.1%
Interest income	**(863)**	(558)	(305)	54.7%	-0.1%	0.0%
Net foreign exchange losses (gains)	**(408)**	(395)	(13)	3.3%	0.0%	0.0%
Other, net	**(58)**	231	(289)	-125.1%	0.0%	0.0%
Total other expense (income)	**$ 798**	$ 437	$ 361	82.6%	0.1%	0.0%

Interest expense for the years ended June 30, 2005 and 2004 was $2.1 million and $1.2 million, respectively, reflecting interest paid on borrowings on the Company's line of credit and long-term debt. Interest expense for the year increased due to higher interest rates in fiscal year 2005 and, to a lesser extent, higher average borrowings on the Company's line of credit over the past year.

Interest income for the year ended June 30, 2005 increased by approximately $300,000 over the prior year, principally as a result of increased sales of certain programs on which the Company earned interest income.

Foreign exchange gains and losses consist of foreign currency transactional and functional currency re-measurements, offset by net foreign currency exchange contract gains and losses. Net foreign exchange gains for the years ended June 30, 2005 and 2004 were $408,000 and $395,000, respectively. The Company utilizes foreign exchange contracts and debt in non-functional currencies to hedge foreign currency exposure. The Company's foreign exchange policy prohibits entering into speculative transactions.

Other expense for the year ended June 30, 2004 consisted primarily of a loss on an equity investment of $209,000.

Provision For Income Taxes

Income tax expense was $21.9 million and $18.7 million for the years ended June 30, 2005 and 2004, respectively, reflecting an effective income tax rate of 37.8% and 38.3%, respectively. The decrease in the tax rate is attributable to the current year utilization of foreign operating loss carryforwards and valuation allowances established and released on those operating losses.

Minority Interest in Income of Consolidated Subsidiaries

The Company consolidates three subsidiaries that have minority ownership interests. The Company has recorded $291,000 and $137,000, net of income tax, as of June 30, 2005 and 2004, respectively, of minority interest in Company's majority owned subsidiaries' net income. The increase in minority interest income relates primarily to the increased profitability of Netpoint and OUI during fiscal year 2005, which more than offset the decreased percentage of minority ownership.

Net Income

The following table summarizes the Company's net income:

	2005	2004	Difference	Change	Percentage of Net Sales 2005	Percentage of Net Sales 2004
	(In thousands)					
Fiscal year ended	**$35,732**	$29,982	$5,750	19.2%	2.4%	2.5%

The increases in the amount of net income and in net income as a percentage of net sales in 2005 and 2004 are attributable to the changes in operating profits and provision for income taxes discussed above.

Comparison of Fiscal Years Ended June 30, 2004 and 2003

Net Sales

The following tables summarize the Company's net sales results (net of inter-segment sales):

Product Category

	2004	2003	Difference	Percentage Change
	(In thousands)			
AIDC and POS products	$ 711,252	$561,153	$150,099	26.7%
Converged communications products	480,838	430,041	50,797	11.8%
	$1,192,090	$991,194	$200,896	20.3%

Geographic Segments

	2004	2003	Difference	Percentage Change
	(In thousands)			
North American distribution	$1,075,812	$922,641	$153,171	16.6%
International distribution	116,278	68,553	47,725	69.6%
Net Sales	$1,192,090	$991,194	$200,896	20.3%

North American Distribution

North American distribution sales include sales to technology resellers in the United States and Canada from the Company's Memphis, Tennessee distribution center. Sales to technology resellers in Canada account for less than 3% of total net sales for the fiscal years ended June 30, 2004 and 2003. The increase in North American distribution sales was due to increased market share resulting from a shift to the indirect channel, and from industry expansion tied to IT demands. Additional growth of net sales resulted from increased sales to existing customers through competitive product pricing and marketing efforts to reach specialty technology resellers.

Sales of the AIDC and POS product categories for the North American distribution segment increased 21% as compared to the prior year. The Scan*Source* selling unit benefited from stronger POS sales to larger retailers and renewed industry growth and more end user demand. The Company continues to sign new resellers and gain additional market share from other two-tier distributors.

Sales of converged communications products increased 11.8% as compared to the prior year. Catalyst *Telecom*, which distributes converged communication products, benefited from strengthened sales in the small and medium business (SMBS) products and from the enterprise (ECG) products. Additional resellers recruited in the year ended June 30, 2004 also contributed to the increase in sales. Para*con*, which also distributes converged communications products, experienced an increase in sales as a result of the addition of a significant new product line.

International Distribution

The international distribution segment includes sales to Latin America (including Mexico) and Europe from the Scan*Source* selling unit. Sales for the overall international segment increased 70% or $47.7 million as compared to the prior year. The increase in sales for the European market was a result of increased focus on new customer recruitment and of vendor programs with the Company's main European distributors. Latin American sales increased as a result of stable market growth in the international AIDC and POS markets and gain in market share, especially in the Mexican market.

The favorable Euro versus US Dollar exchange rate accounts for approximately $9.8 million of the increase for the year ended June 30, 2004. Without the benefit of the foreign exchange rates, the increase for the year would have been 55% or $37.9 million. Although management cannot forecast the future direction of foreign exchange rate movements, if significant unfavorable changes in exchange rates occur, net sales of the segment could be adversely affected.

Gross Profit

The following table summarizes the Company's gross profit:

					Percentage of Net Sales	
	2004	2003	Difference	Change	2004	2003
	(In thousands)					
North American distribution	$117,568	$101,636	$15,932	15.7%	10.9%	11.0%
International distribution	14,212	10,247	3,965	38.7%	12.2%	14.9%
Gross Profit	$131,780	$111,883	$19,897	17.8%	11.1%	11.3%

North American Distribution

Gross profit for the North American distribution segment increased $15.9 million for the fiscal year ended June 30, 2004 as compared to the prior fiscal year. The increase was primarily due to increased sales volume through sales to a larger reseller base and gains in existing market share.

Gross profit as a percentage of net sales for the North American distribution segment decreased to 10.9% of sales for fiscal year 2004 as compared to 11.0% of sales for the prior fiscal year. The decrease was primarily due to a $1.9 million decrease of e-logistic fee-based revenues, as customers have discontinued their use of these services. This decrease was offset by better than expected disposal of obsolete inventory during the fourth quarter of the year ended June 30, 2004, and incremental vendor rebates related to several programs.

International Distribution

Gross profit for the international distribution segment increased $4.0 million for the fiscal year ended June 30, 2004 as compared to the prior fiscal year. The increase was primarily due to increased distribution sales volume as the segment gained additional resellers and market share.

Gross profit, as a percentage of net sales, which is typically greater than the North American distribution segment, decreased over the prior year. The decrease in gross margin is due to a sales mix change of lower margin products.

Operating Expenses

The following table summarizes the Company's operating expenses:

					Percentage of Net Sales	
	2004	2003	Difference	Change	2004	2003
	(In thousands)					
Fiscal year ended	$82,524	$71,359	$11,165	15.6%	6.9%	7.2%

Operating expenses for the year ended June 30, 2004 included approximately $2.3 million of restructuring costs for the ChannelMax business, a discretionary profit sharing contribution to the 401(k) plan of $3.2 million, a charitable contribution of $1.1 million, a $1.4 million accrual for the disposition of a sales and use tax matter, and an impairment charge on capitalized software of $892,000.

Operating expenses for the year ended June 30, 2003 included a discretionary profit sharing contribution of $2.5 million, a charitable contribution of $970,000, and an impairment charge on capitalized software of $191,000. In addition, a $670,000 reclassification adjustment was made related to the adoption of EITF Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.* The adjustment reclassified $303,000 of excess vendor reimbursement as a reduction to cost of goods sold and $367,000 capitalized into inventory carrying costs, pending sales of the related products. These increases to operating expenses were partially offset by lower bad debt expense of $2.0 million.

Operating Income

The following table summarizes the Company's operating income:

	2004	2003	Difference	Change	Percentage of Net Sales 2004	Percentage of Net Sales 2003
	(In thousands)					
Fiscal year ended	$49,256	$40,524	$8,732	21.5%	4.1%	4.1%

The increase in operating income for the fiscal year ended June 30, 2004 as compared to the prior fiscal year was due to increased gross margin as result of increased sales volume and cost controls that held operating expense growth below the rate of sales growth.

Total Other Expense (Income)

The following table summarizes the Company's total other expense (income):

	2004	2003	Difference	Change	Percentage of Net Sales 2004	Percentage of Net Sales 2003
	(In thousands)					
Interest expense	$1,159	$ 2,063	$(904)	-43.8%	0.1%	0.2%
Interest income	(558)	(1,194)	636	-53.3%	0.0%	-0.1%
Net foreign exchange losses (gains)	(395)	453	(848)	-187.2%	0.0%	0.0%
Other, net	231	48	183	381.3%	0.0%	0.0%
Total other expense (income)	$ 437	$ 1,370	$(933)	-68.1%	0.0%	0.1%

Interest expense for the years ended June 30, 2004 and 2003 was $1.2 million and $2.1 million, respectively, reflecting interest paid on borrowings on the Company's line of credit and long-term debt. Interest expense for the year was lower due to lower interest rates in fiscal year 2004 and lower average borrowings on the Company's line of credit over the past year.

Interest income for the years ended June 30, 2004 and 2003 was $600,000 and $1.2 million, respectively, principally representing interest collected from customers. This has decreased from the prior year as a result of decreased sales of certain programs on which the Company earned interest income.

Foreign exchange gains and losses consist of foreign currency transactional and functional currency re-measurements, offset by net foreign currency exchange contract losses. Net foreign exchange gains for the year ended June 30, 2004 were $395,000 and net foreign exchange losses for the year ended June 30, 2003 were $453,000. The change in foreign exchange gains and losses is a result of (1) the Company's utilization of foreign exchange contracts to hedge foreign currency exposure beginning May 2003 in order to minimize foreign currency exchange gains and losses through effective hedging techniques; and (2) the unfavorable Euro vs. US Dollar currency exchange rate changes during fiscal year 2003. The Company's foreign exchange policy prohibits entering into speculative transactions.

Other expense for the year ended June 30, 2004 consisted primarily of a loss on an equity investment of $209,000.

Provision For Income Taxes

Income tax expense was $18.7 million and $16.1 million for the years ended June 30, 2004 and 2003, respectively, reflecting an effective income tax rate of 38.3% and 41.0%, respectively. The decrease in the tax rate is attributable to the effect of current year recognition of tax benefits related to foreign subsidiaries' operating losses during the prior years and favorable earnings mix in lower rate jurisdictions.

Minority Interest in Income of Consolidated Subsidiaries

The Company consolidates three subsidiaries that have minority ownership interests. The Company has recorded $137,000 and $530,000, net of income tax, as of June 30, 2004 and 2003, respectively, of minority interest in Company's majority owned subsidiaries' net income. The decrease in minority interest income relates primarily to the purchase of the remaining 10% interest in ChannelMax effective July 1, 2003, and the increased ownership in Netpoint and OUI during fiscal year 2004.

Net Income

The following table summarizes the Company's net income:

					Percentage of Net Sales	
	2004	**2003**	**Difference**	**Change**	**2004**	**2003**
	(In thousands)					
Fiscal year ended	$29,982	$22,574	$7,408	32.8%	2.5%	2.3%

The increases in the amount of net income and in net income as a percentage of net sales in 2004 and 2003 are attributable to the changes in operating profits and provision for income taxes discussed above.

Quarterly Results

The following tables set forth certain unaudited quarterly financial data. The information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Three Months Ended							
	Fiscal 2005				Fiscal 2004			
	June 30 2005	**Mar. 31 2005**	**Dec. 31 2004**	**Sept. 30 2004**	**June 30 2004**	**Mar. 31 2004**	**Dec. 31 2003**	**Sept. 30 2003**
	(In thousands, except per share amounts)							
Net sales	**$381,195**	$355,060	$370,130	$362,709	$333,076	$293,574	$288,966	$276,474
Cost of goods sold	**341,787**	319,585	332,269	325,727	296,014	260,603	258,063	245,630
Gross profit	**$ 39,408**	$ 35,475	$ 37,861	$ 36,982	$ 37,062	$ 32,971	$ 30,903	$ 30,844
Net income	**$ 9,394**	$ 8,340	$ 9,084	$ 8,914	$ 9,014	$ 8,221	$ 6,667	$ 6,080
Weighted-average shares outstanding, basic	**12,664**	12,644	12,620	12,580	12,561	12,603	12,508	12,265
Weighted-average shares outstanding, assuming dilution	**12,943**	13,111	13,131	13,053	12,997	13,095	12,942	12,681
Net income per common share, basic	**$ 0.74**	$ 0.66	$ 0.72	$ 0.71	$ 0.72	$ 0.65	$ 0.53	$ 0.50
Net income per common share, assuming dilution	**$ 0.73**	$ 0.64	$ 0.69	$ 0.68	$ 0.69	$ 0.63	$ 0.52	$ 0.48

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable, inventory reserves to reduce inventories to the lower of cost or market, vendor incentives, goodwill and intangible assets, deferred taxes and contingencies. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ materially from these estimates under different assumptions or conditions, however, management believes that its estimates, including those for the above-described items are reasonable and that the actual results will not vary significantly from the estimated amounts. For further discussion of our significant accounting policies, refer to Note 2 of Notes to Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized once four criteria are met: (1) the Company must have persuasive evidence that an arrangement exists; (2) delivery must occur, which happens at the point of shipment (this includes the transfer of both title and risk of loss, provided that no significant obligations remain); (3) the price must be fixed and determinable; and (4) collectibility must be reasonably assured. A provision for estimated losses on returns is recorded at the time of sale based on historical experience.

The Company has service revenue associated with configuration and marketing, which is recognized when work is complete, and all obligations are substantially met. The Company also sells third-party services, such as maintenance contracts, and recognizes revenue on a net basis at the time of sale. Revenue from multiple element arrangements is allocated to the various elements based on the relative fair value of the elements, and each revenue cycle is considered a separate accounting unit with recognition of revenue based on the criteria met for the individual element of the multiple deliverables.

Allowances for Trade and Notes Receivable

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers' failure to make payments on accounts receivable due to the Company. Management determines the estimate of the allowance for uncollectible accounts receivable by considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by the Company on the financial condition and the current credit worthiness of its customers. If the financial condition of the Company's customers were to deteriorate and reduce the ability of the Company's customers to make payments on their accounts, the Company may be required to increase its allowance by recording additional bad debt expense. Likewise, should the financial condition of the Company's customers improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense to reverse the recorded allowance. In addition, the Company maintains an allowance for credits that will be applied against future purchases.

Inventory Reserves

Management determines the inventory reserves required to reduce inventories to the lower of cost or market based principally on the effects of technological changes, quantities of goods on hand, and other factors. An estimate is made of the market value, less costs to dispose, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional reserves may be required. Likewise, if these products are sold for more than the estimated amounts, reserves may be reduced.

Vendor Consideration

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. These restricted cooperative advertising allowances are recognized as a reduction of operating expenses as the related marketing expenses are incurred. EITF

Issue No. 02-16, *"Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor"* requires that a portion of these vendor funds be reclassified from operating expenses and recorded as a reduction of inventory. These reclassified funds are recognized as a reduction of the cost of products sold when the related inventory is sold.

The Company records unrestricted, volume rebates received as a reduction of inventory and records the incentives as a reduction of inventory and recognizes the rebates as a reduction of the cost of products sold when the related inventory is sold. Amounts received or receivable from vendors that are not yet earned are deferred in the consolidated balance sheet. In addition, the Company may receive early payment discounts from certain vendors. The Company records early payment discounts received as a reduction of inventory and recognize the discount as a reduction of cost of products sold when the related inventory is sold. This pronouncement requires management to make certain estimates of the amounts of vendor incentives that will be received. Actual recognition of the vendor consideration may vary from management estimates based on actual results.

Goodwill and Intangible Assets

The Company reviews the carrying value of goodwill annually for impairment. Goodwill may also be reviewed more frequently if current events and circumstances indicate a possible impairment. An impairment loss is charged to expense in the period identified. As required by SFAS No. 142, the Company performed an annual test of goodwill to determine if there was impairment. This testing included the determination of each reporting unit's fair value using market multiples and discounted cash flows modeling. These tests require management to use estimates and assumptions that may vary from actual results.

The Company reviews the carrying value of its intangible assets with finite lives, which includes customer lists, debt issue costs, and non-compete agreements, as current events and circumstances warrant determination of whether there are any impairment losses. If indicators of impairment are present in intangible assets used in operations and future cash flows are not expected to be sufficient to recover the assets' carrying amount, an impairment loss is charged to expense in the period identified.

In fiscal year 2004, the Company recognized an impairment charge of $172,000 in operating expenses for the impairment of unamortized goodwill relating to the restructuring of the ChannelMax reporting segment into the North American distribution segment.

Long-Lived Assets

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 5 years for furniture and equipment, 3 to 5 years for computer software, 40 years for buildings and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In fiscal year 2005, 2004 and 2003, the Company recognized a charge of approximately $30,000, $892,000 and $191,000, respectively, in operating expenses for the impairment of certain capitalized software for the North American distribution segment. This software was no longer functional based on current operational needs.

Deferred Taxes

Deferred taxes reflect future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization depends upon the generation of future taxable income during periods in which temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Contingencies

The Company accrues for contingent obligations, including estimated legal costs, when it is probable that a liability is incurred and the amount is reasonably estimable. As facts concerning contingencies become known, management reassesses its position and makes appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

The Company received an assessment for a sales and use tax matter for the three calendar years ended 2001. Based on this assessment, the Company has determined a probable range for the disposition of that assessment and for subsequent periods. Although the Company is disputing the assessment, it has an accrued liability of $1.4 million at June 30, 2005 and June 30, 2004. Although there can be no assurance of the ultimate outcome at this time, the Company intends to vigorously defend its position.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash flow from operations, borrowings under the revolving credit facility, and, to a lesser extent, borrowings under the subsidiary's line of credit, and proceeds from the exercise of stock options.

The Company's cash and cash equivalent balance totaled $8.6 million at June 30, 2005 compared to $1.0 million at June 30, 2004. Domestic cash is generally swept on a nightly basis to pay down the line of credit. The Company's working capital increased from $188.1 million at June 30, 2004 to $221.5 million at June 30, 2005. The increase in working capital resulted primarily from a $41.6 million increase in trade and notes receivable offset in part by a $6.0 decrease in inventory and an $8.5 million increase in trade accounts payable and accrued expenses and other liabilities.

The increase in the amount of trade accounts receivable is attributable to an increase in sales during the year. The number of days sales outstanding (DSO) in ending trade receivables increased to 51 days at June 30, 2005 compared to 47 days at June 30, 2004. The increase in DSO was primarily attributable to an increase in net sales during the second half of the fourth quarter of fiscal 2005 as compared to the same period in the prior year. Inventory turnover improved to 7.3 times in fiscal 2005 from 6.5 times in fiscal 2004. The decrease in inventory was due to inventory management efforts, especially during the second half of fiscal year 2005. The increase in trade accounts payable and accrued expenses is primarily attributable to increased sales and operating levels.

Cash provided by operating activities was $13.8 million for the year ended June 30, 2005 compared to cash used in operating activities of $16.4 million for the year ended June 30, 2004. The increase in cash provided by operating activities was primarily attributable to an increase in net income and to the prior year increase in inventory which was offset, in part, by an increase in trade accounts payable.

Cash used in investing activities for the year ended June 30, 2005 was $9.4 million. Cash used for business acquisitions totaled $5.3 million, primarily for the acquisition of EuropData Connect Ltd. and for an additional ownership interest in one of the Company's majority-owned subsidiaries (Netpoint). Cash used for capital expenditures for the year totaled $4.1 million including $1.1 million related to the expansion of the Memphis, Tennessee distribution center, and for purchases of software, furniture, equipment, and building improvements.

Cash used in investing activities for the year ended June 30, 2004 was $3.0 million. Capital expenditures for the year totaled $2.5 million and consisted of software purchases, furniture, equipment, and building improvements. In addition, $540,000 of cash was used to purchase additional ownership interest in two of the Company's majority-owned subsidiaries (ChannelMax and Netpoint).

At June 30, 2005, the Company had a $100 million multi-currency revolving credit facility with its bank group, which matures on July 31, 2008. This new credit facility, which amended and restated the Company's prior credit facility, was entered into on July 16, 2004. This facility has an accordion feature that allows the Company to increase the revolving credit line up to an additional $50 million, the first $30 million of which is committed with the existing bank group and the remaining $20 million of which is subject to syndication. The facility bears interest at either the 30-day LIBOR rate of interest in the United States or the 30, 60, 90 or 180-day LIBOR rate of interest in Europe. The interest rate is the appropriate LIBOR rate plus a rate varying from 0.75% to 1.75% tied to the Company's funded debt to EBITDA ratio ranging from 0.00:1.00 to 2.50:1.00 and a fixed charge coverage ratio of not less than 1.50:1. The effective weighted average interest rate at June 30, 2005 was 3.87%. The outstanding borrowings were $31.3 million on a total commitment of $130 million, leaving $98.7 million available for additional borrowings. The facility is collateralized by domestic assets, primarily accounts receivable and inventory. The agreement contains other restrictive financial covenants, including among other things, total liabilities to tangible net worth ratio, capital expenditure limits, and a prohibition on the payment of dividends. The Company was in compliance with its covenants at June 30, 2005.

At June 30, 2004, the Company's former revolving credit facility with its bank group had a borrowing limit of the lesser of (i) $80 million or (ii) the sum of 85% of eligible accounts receivable plus the lesser of (a) 50% of eligible inventory or (b) $40 million. The interest rate was the 30-day LIBOR rate of interest plus a rate varying from 1.00% to 2.50% tied to the Company's funded debt to EBITDA ratio ranging from 2.50:1 to 4.25:1 and a fixed charge coverage ratio of not less than 2.75:1. The effective interest rate at June 30, 2004 was 2.13% and the outstanding balance was $32.6 million on a calculated borrowing base of $80 million, leaving $47.4 million available for additional borrowings. The revolving credit facility was collateralized by accounts receivable and eligible inventory. The credit agreement contained various restrictive covenants, including among other things, minimum net worth requirements, capital expenditure limits, maximum funded debt to

EBITDA ratio, a fixed charge coverage ratio, and a prohibition on the payment of dividends. The Company was in compliance with its covenants at June 30, 2004 and at the July 16, 2004 restatement date.

At June 30, 2005, Netpoint, doing business as Scan*Source* Latin America, had an asset-based line of credit with a bank that was due on demand and had a borrowing limit of $1 million (increased from $600,000 as of August 27, 2004). The facility was scheduled to mature on August 27, 2005 and has been extended to November 30, 2005. The facility is collateralized by accounts receivable and eligible inventory, and contains a restrictive covenant which requires an average deposit of $50,000 with the bank. The Company has guaranteed 76% of the balance on the line, while the remaining 24% of the balance was guaranteed by Netpoint's minority shareholder. The facility bears interest at the bank's prime rate minus one percent. At June 30, 2005, the effective interest rate was 5.25%. At June 30, 2005 there was no outstanding balance and outstanding standby letters of credit totaled $40,000, leaving $960,000 available for borrowings. Netpoint was in compliance with its covenant at June 30, 2005.

At June 30, 2004, Netpoint had an asset-based line of credit agreement with a bank that was due on demand. The borrowing limit on the line was the lesser of $600,000 or the sum of 75% of domestic accounts receivable and 50% of foreign accounts receivable, plus 10% of eligible inventory (up to $250,000). The interest rate was the bank's prime rate minus one percent, which was 3.00% at June 30, 2004. All of Netpoint's assets collateralized the line of credit. The Company had guaranteed 68% of the balance on the line, while the remaining 32% of the balance was guaranteed by Netpoint's minority shareholder. At June 30, 2004, there were no outstanding borrowings on the line of credit. However, outstanding standby letters of credit totaled $40,000 leaving $560,000 available for additional borrowings. Netpoint was in compliance with its covenants at June 30, 2004.

Cash provided by financing activities for the year ended June 30, 2005 totaled $3.0 million, including $2.1 million in proceeds from stock option exercises and $2.4 million net short-term borrowings offset in part by $0.8 million in payments on long-term debt and $0.7 million in repayments under the Company's credit facility. Cash provided by financing activities for the year ended June 30, 2004 totaled $17.9 million, including $14.5 million in advances under the Company's former credit facility and $4.3 million in proceeds from stock option exercises offset in part by $0.9 million in payments on long-term debt.

Payments due by period for the Company's contractual obligations at June 30, 2005 are as follows:

	Payments Due by Period				
	Total	**Fiscal Year 2006**	**Fiscal Years 2007 - 2009**	**Fiscal Years 2010 - 2011**	**Thereafter**
Long-term debt obligations	$ 6,591,000	$ 546,000	$6,045,000	$ —	$ —
Capital lease obligations	18,000	18,000	—	—	—
Operating lease obligations	4,839,000	1,481,000	2,531,000	801,000	26,000
Short-term borrowings	4,478,000	4,478,000	—	—	—
Purchase obligations	1,000,000	1,000,000	—	—	—
Total obligations	**$16,926,000**	**$7,523,000**	**$8,576,000**	**$801,000**	**$26,000**

The Company anticipates capital expenditures of approximately $6.0 million in fiscal year 2006 for the purchase of financial software, the addition of a parking lot for the Greenville facility, a network upgrade for the Memphis distribution facility, and for various other improvements and purchases. Contractual obligations for the additional parking lot and to purchase software amounted to approximately $1.0 million at June 30, 2005.

On October 22, 2004, The American Jobs Creation Act of 2004 was enacted. This legislation provides a tax deduction of 85% of certain foreign subsidiary dividends that are repatriated by the Company. Presently, the Company has no plans to distribute earnings from its foreign subsidiaries under this legislation.

At June 30, 2005, the Company has: (i) net operating loss carryforwards of approximately $366,000 for U.S. Federal income tax purposes that begin expiring in 2020; (ii) state income tax credit carryforwards of approximately $658,000 that begin expiring in 2011, and (iii) net foreign operating loss carryforwards of approximately $2.8 million that have no expiration date.

The Company believes that it has sufficient liquidity to meet its forecasted cash requirements for at least the next year.

Backlog

The Company does not consider backlogs to be material to its business. Nearly all orders are filled within 24 hours of receipt.

Accounting Standards Recently Issued

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities.* FIN 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities ("VIEs") created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN 46 prior to issuance of the revised interpretation. Otherwise, application of Interpretation 46R ("FIN 46R") is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities ("SPEs") for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs other than SPEs is required in financial statements for periods ending after March 15, 2004. The Company has completed its evaluation of all potential VIEs relationships existing prior to February 1, 2003. The Company did not create or obtain any interest in a variable interest entity during the period February 1, 2003 through June 30, 2005. However, changes in the Company's business relationships with various entities could occur which may impact its financial statements under the requirements of FIN 46R. The Company has concluded that they have no interests in VIEs as of June 30, 2005.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), *Share-Based Payment,* which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* Statement 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends FASB Statement No. 95, *Statement of Cash Flows*. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) *requires* all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) requires adoption no later than July 1, 2005. However, on April 15, 2005, the Securities and Exchange Commission delayed the effective date of Statement 123(R) for public companies to annual periods beginning after June 15, 2005. We plan to adopt Statement 123(R) effective July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods: (1) "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date, or (2) "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company currently intends to adopt Statement 123(R) using the modified prospective method and recognize compensation expense related to all awards granted to employees prior to the July 1, 2005 effective date that remain unvested on such date. The Company currently estimates the impact of adopting Statement 123(R) for such options will be a reduction in income before income taxes of approximately $1.9 million during the fiscal year ending June 30, 2006. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using the intrinsic value method of APB Opinion No. 25 and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method may have a significant impact on our result of operations, although it will have no impact on our overall financial position. The complete impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. For the year ending June 30, 2006 and thereafter, the Company is considering the use of stock option grants and other alternatives as incentives to employees. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $1.1 million, $882,000, and $3.5 million in 2005, 2004 and 2003, respectively.

Impact of Inflation

The Company has not been adversely affected by inflation as technological advances and competition within specialty technology markets has generally caused prices of the products sold by the Company to decline. Management believes that any price increases could be passed on to its customers, as prices charged by the Company are not set by long-term contracts.

Quantitative And Qualitative Disclosures About Market Risks

The Company's principal exposure to changes in financial market conditions in the normal course of its business is a result of its selective use of bank debt and transacting business in foreign currencies in connection with its foreign operations. The Company has chosen to present this information below in a sensitivity analysis format.

The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which include revolving credit facilities with a group of banks used to maintain liquidity and fund the Company's business operations. The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of the Company's interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements, but the Company does not believe such risk is material. A hypothetical 100 basis point increase or decrease in interest rates on borrowings on the Company's revolving line of credit, variable rate long term debt and subsidiary line of credit for the years ended June 30, 2005 and 2004 would have resulted in an approximately $493,000 and $415,000 increase or decrease, respectively, in pre-tax income. The Company does not currently use derivative instruments or take other actions to adjust the Company's interest rate risk profile.

The Company is exposed to foreign currency risks that arise from its foreign operations in Canada, Mexico and Europe. These risks include the translation of local currency balances of foreign subsidiaries, inter-company loans with foreign subsidiaries and transactions denominated in non-functional currencies. Foreign exchange risk is managed by using foreign currency forward and option contracts to hedge these exposures, as well as balance sheet netting of exposures. The Company's Board of Directors has approved a foreign exchange hedging policy to minimize foreign currency exposure. The Company's policy is to utilize financial instruments to reduce risks where internal netting cannot be effectively employed and not to enter into foreign currency derivative instruments for speculative or trading purposes. The Company monitors its risk associated with the volatility of certain foreign currencies against its functional currencies and enters into foreign exchange derivative contracts to minimize short-term currency risks on cash flows. The Company continually evaluates foreign exchange risk and may enter into foreign exchange transactions in accordance with its policy. Foreign currency gains and losses are included in other expense (income).

The Company has elected not to designate its foreign currency contracts as hedging instruments, and therefore, the instruments are marked to market with changes in their values recorded in the Consolidated Income Statement each period. The underlying exposures are denominated primarily in British Pounds, Euros, and Canadian Dollars. At June 30, 2005, the Company had no currency forward contracts outstanding. At June 30, 2004, the Company had one currency forward contract outstanding with a net liability under the contract of $21,000.

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. On the basis of the fair value of the Company's market sensitive instruments at June 30, 2004, the Company does not consider the potential near-term losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

Management's Statement of Responsibility

The management of Scan*Source* is responsible for the information contained in the consolidated financial statements and other parts of this report. The accompanying consolidated financial statements of Scan*Source*, Inc. and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America, applying certain estimates and judgments based upon available information. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations, and cash flows.

The Audit Committee of the Board of Directors meets regularly with the Company's independent auditors and management to review accounting, internal control, and financial reporting matters. The independent auditors have full and free access to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act).

Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of the Company's system of internal control over financial reporting as of June 30, 2005 based on the framework set forth in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that, as of June 30, 2005, the Company's internal control over financial reporting is effective based on the specified criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by the Company's independent auditor, Ernst and Young LLP, a registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Scan*Source*, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Scan*Source*, Inc. maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Scan*Source*, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Scan*Source*, Inc. maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Scan*Source*, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Scan*Source*, Inc. as of June 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2005 of Scan*Source*, Inc. and our report dated August 25, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina
August 25, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Scan*Source*, Inc.

We have audited the accompanying consolidated balance sheets of Scan*Source*, Inc. and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scan*Source*, Inc. and subsidiaries at June 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Scan*Source*, Inc.'s internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina
August 25, 2005

SCANSOURCE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2005 and 2004
(In thousands)

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 8,609**	$ 1,047
Trade and notes receivable:		
Trade, less allowance of $12,738 and $9,725 at June 30, 2005 and 2004, respectively	**215,190**	175,417
Other	**5,479**	3,919
	220,669	179,336
Inventories	**178,917**	182,868
Prepaid expenses and other assets	**3,546**	1,670
Deferred income taxes	**10,227**	8,440
Total current assets	**421,968**	373,361
Property and equipment, net:		
Land	**1,496**	1,485
Building and improvements	**16,278**	14,603
Software under development	**326**	632
Computer software	**10,989**	10,233
Furniture, fixtures and equipment	**22,090**	19,722
	51,179	46,675
Less accumulated depreciation	**(27,880)**	(23,012)
	23,299	23,663
Goodwill	**12,915**	9,978
Other assets, including identifiable intangible assets	**8,888**	6,190
Total assets	**$467,070**	$413,192

See accompanying notes to consolidated financial statements.

SCAN*SOURCE*, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2005 and 2004
(In thousands, except for share information)
(Continued)

	2005	2004
Liabilities And Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	**$ 564**	$ 854
Short-term borrowings	**4,478**	—
Trade accounts payable	**173,255**	167,053
Accrued expenses and other liabilities	**18,369**	14,803
Income taxes payable	**3,764**	2,555
Total current liabilities	**200,430**	185,265
Deferred income taxes	**1,008**	1,058
Long-term debt	**6,045**	6,584
Borrowings under revolving credit facility	**31,269**	32,569
Other long-term liabilities	**1,341**	—
Total liabilities	**240,093**	225,476
Minority interest	**1,092**	1,072
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value; 3,000,000 shares authorized, none issued	**—**	—
Common stock, no par value; 45,000,000 and 25,000,000 shares authorized; 12,665,076 and 12,559,689 shares issued and outstanding at June 30, 2005 and 2004, respectively	**65,381**	61,856
Retained earnings	**157,020**	121,288
Accumulated other comprehensive income	**3,484**	3,500
Total shareholders' equity	**225,885**	186,644
Total liabilities and shareholders' equity	**$467,070**	$413,192

See accompanying notes to consolidated financial statements.

SCAN*SOURCE*, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
Years Ended June 30, 2005, 2004 and 2003
(In thousands, except per share data)

	2005	2004	2003
Net sales	**$1,469,094**	$1,192,090	$991,194
Cost of goods sold	**1,319,368**	1,060,310	879,311
Gross profit	**149,726**	131,780	111,883
Operating expenses:			
Selling, general and administrative expenses	**90,977**	82,524	71,359
Operating income	**58,749**	49,256	40,524
Other expense (income):			
Interest expense	**2,127**	1,159	2,063
Interest income	**(863)**	(558)	(1,194)
Other, net	**(466)**	(164)	501
Total other expense	**798**	437	1,370
Income before income taxes and minority interest	**57,951**	48,819	39,154
Provision for income taxes	**21,928**	18,700	16,050
Income before minority interest	**36,023**	30,119	23,104
Minority interest in income of consolidated subsidiaries, net of income taxes of $170, $75 and $236, respectively	**291**	137	530
Net income	**$ 35,732**	$ 29,982	$ 22,574
Per share data:			
Net income per common share, basic:			
Net income	**$ 2.83**	$ 2.40	$ 1.88
Weighted-average shares outstanding, basic	**12,627**	12,485	12,013
Net income per common share, assuming dilution:			
Net income	**$ 2.75**	$ 2.31	$ 1.81
Weighted-average shares outstanding, assuming dilution	**13,009**	12,952	12,349

See accompanying notes to consolidated financial statements.

SCANSOURCE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended June 30, 2005, 2004 and 2003
(In thousands, except share data)

	Common Stock (Shares)	Common Stock (Amount)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at June 30, 2002	11,661,484	$48,223	$ 68,732	$1,094	$118,049
Comprehensive income:					
Net income	—	—	22,574	—	22,574
Foreign currency translation adjustment	—	—	—	1,781	1,781
Total comprehensive income					24,355
Exercise of stock options	581,746	4,992	—	—	4,992
Tax benefit of deductible compensation arising from exercise of stock options	—	3,491	—	—	3,491
Balance at June 30, 2003	12,243,230	56,706	91,306	2,875	150,887
Comprehensive income:					
Net income	—	—	29,982	—	29,982
Foreign currency translation adjustment	—	—	—	625	625
Total comprehensive income					30,607
Exercise of stock options	316,459	4,268	—	—	4,268
Tax benefit of deductible compensation arising from exercise of stock options	—	882	—	—	882
Balance at June 30, 2004	12,559,689	61,856	121,288	3,500	186,644
Comprehensive income:					
Net income	—	—	35,732	—	35,732
Foreign currency translation adjustment	—	—	—	(16)	(16)
Total comprehensive income					35,716
Exercise of stock options	105,387	2,135	—	—	2,135
Tax benefit of deductible compensation arising from exercise of stock options	—	1,133	—	—	1,133
Other	—	257	—	—	257
Balance at June 30, 2005	12,665,076	$65,381	$157,020	$3,484	$225,885

See accompanying notes to consolidated financial statements.

SCAN*SOURCE*, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Cash flows from operating activities:			
Net income	**$ 35,732**	$ 29,982	$ 22,574
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	**5,141**	5,036	4,909
Amortization of intangible assets	**364**	314	115
Allowance for accounts and notes receivable	**3,372**	4,030	3,753
Impairment of capitalized software	**30**	892	191
Deferred income tax (benefit) expense	**(1,837)**	(51)	2,218
Tax benefit of stock option exercise	**1,133**	882	3,491
Minority interest in income of subsidiaries	**291**	137	530
Changes in operating assets and liabilities, net of acquisitions:			
Trade and notes receivables	**(41,622)**	(49,976)	(12,133)
Other receivables	**(1,286)**	555	3,405
Inventories	**5,962**	(30,090)	31,414
Prepaid expenses and other assets	**(869)**	96	(491)
Other noncurrent assets	**(2,265)**	1,093	(6,321)
Trade accounts payable	**3,714**	15,273	(24,743)
Accrued expenses and other liabilities	**4,799**	2,817	3,423
Income taxes payable	**1,189**	2,586	(883)
Net cash provided by (used in) operating activities	**13,848**	(16,424)	31,452
Cash flows from investing activities:			
Capital expenditures	**(4,093)**	(2,484)	(6,324)
Cash paid for business acquisitions, net of cash acquired	**(5,300)**	(540)	(561)
Net cash used in investing activities	**(9,393)**	(3,024)	(6,885)
Cash flows from financing activities:			
Increases in short-term borrowings, net	**2,445**	—	—
Advances (payments) on revolving credit, net	**(736)**	14,451	(27,211)
Exercise of stock options	**2,135**	4,268	4,992
Repayments of long-term debt borrowings	**(829)**	(861)	(789)
Net cash provided by (used in) financing activities	**3,015**	17,858	(23,008)
Effect of exchange rate changes on cash and cash equivalents	**92**	72	(290)
Increase (decrease) in cash and cash equivalents	**7,562**	(1,518)	1,269
Cash and cash equivalents at beginning of year	**1,047**	2,565	1,296
Cash and cash equivalents at end of year	**$ 8,609**	$ 1,047	$ 2,565
Supplemental disclosure of cash flow information:			
Interest paid during the year	**$ 2,126**	$ 1,169	$ 1,944
Income taxes paid during the year	**$ 21,550**	$ 14,830	$ 13,161
Supplemental disclosure of noncash investing activities:			
Assets acquired in exchange for liabilities assumed	**$ 5,023**	$ —	$ —

See accompanying notes to consolidated financial statements.

SCAN*SOURCE*, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Three Years Ended June 30, 2005

(1) Business Description

Scan*Source*, Inc. (the "Company") is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two geographic distribution segments: one serving North America from the Memphis, Tennessee distribution center, and an international segment currently serving Latin America (including Mexico) and Europe. The North American distribution segment markets automatic identification and data capture ("AIDC") and point-of-sale ("POS") products through its Scan*Source* sales unit; voice, data and converged communications equipment through its Catalyst *Telecom* sales unit; voice, data and converged communications products through its Para*con* sales unit; and electronic security products through its Scan*Source* Security Distribution unit. The international distribution segment markets AIDC and POS products through its Scan*Source* sales unit.

(2) Summary of Significant Accounting Policies and Accounting Standards Recently Issued

Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Minority Interest

Minority interest represents that portion of the net equity of majority-owned subsidiaries of the Company held by minority shareholders. The minority shareholders' share of the subsidiaries' income or loss is listed separately in the Consolidated Income Statements. The Company purchased the remaining 10% minority interest in ChannelMax, Inc. ("ChannelMax") effective July 1, 2003. The Company acquired an additional 12% ownership of Outsourcing Unlimited, Inc. ("OUI") and an additional 8% ownership of Netpoint International, Inc. ("Netpoint") in each of the years ended 2005, 2004 and 2003. The Company now owns 100% of ChannelMax, 88% of OUI, and 76% of Netpoint.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities ("VIEs") created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN 46 prior to issuance of the revised interpretation. Otherwise, application of Interpretation 46R ("FIN 46R") is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities ("SPEs") for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs other than SPEs is required in financial statements for periods ending after March 15, 2004. The Company has completed its evaluation of all potential VIEs relationships existing prior to February 1, 2003. The Company did not create or obtain any interest in a variable interest entity during the period February 1, 2003 through June 30, 2005. However, changes in the Company's business relationships with various entities could occur which may impact its financial statements under the requirements of FIN 46R. The Company has concluded that they have no interests in VIEs as of June 30, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable and inventory reserves to reduce inventories to the lower of cost or market. Management bases its estimates on assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, management believes that its estimates, including those for the above described items, are reasonable and that the actual results will not vary significantly from the estimated amounts.

The following significant accounting policies relate to the more significant judgments and estimates used in the preparation of the consolidated financial statements:

(a) Allowances for Trade and Notes Receivable

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers' failure to make payments on accounts receivable due to the Company. Management determines the estimate of the allowance for uncollectible accounts receivable by considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by the Company on the financial condition and the current credit worthiness of its customers. If the financial condition of the Company's customers were to deteriorate and reduce the ability of the Company's customers to make payments on their accounts, the Company may be required to increase its allowance by recording additional bad debt expense. Likewise, should the financial condition of the Company's customers improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense to reverse the recorded allowance. In addition, the Company maintains an allowance for credits to customers that will be applied against future purchases.

(b) Inventory Reserves

Management determines the inventory reserves required to reduce inventories to the lower of cost or market based principally on the effects of technological changes, quantities of goods on hand, and other factors. An estimate is made of the market value, less costs to dispose, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional reserves may be required. Likewise, if these products are sold for more than the estimated amounts, reserves may be reduced.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Book overdrafts of $19,119,000 and $8,953,000 as of June 30, 2005 and 2004, respectively, are included in accounts payable.

Concentration of Credit Risk .

The Company sells its products to a large base of value-added resellers throughout North America, Latin America (including Mexico) and Europe. The Company performs ongoing credit evaluations of its customers' financial condition. In certain cases, the Company will accept tangible assets as collateral to increase the trade credit of its customers. No single customer accounted for more than 6% of the Company's net sales for fiscal 2005, 2004, or 2003. The ten largest customers for the year ending June 30, 2005 represented approximately 21% of the Company's sales and 20% of the Company's consolidated trade and notes receivable as of June 30, 2005. The ten largest customers for the year ending June 30, 2004 represented approximately 20% of the Company's sales and 27% of the Company's consolidated trade and notes receivable as of June 30, 2004. The ten largest customers for the year ending June 30, 2003 represented approximately 19% of the Company's sales and 31% of the Company's consolidated trade and notes receivable as of June 30, 2003. Sales of the ten largest vendors' products of the Company represented approximately 86% of consolidated net sales of the Company as of June 30, 2005, 2004 and 2003.

The Company has established arrangements with certain customers for longer term financing. The Company accounts for these arrangements by recording them at their fair value at balance sheet dates. Interest income is recognized in the period earned and is recorded as interest income in the Consolidated Income Statement.

Derivative Financial Instruments

The Company's foreign currency exposure results from purchasing and selling internationally in several foreign currencies. In addition, the Company has foreign currency risk related to debt that is denominated in currencies other than the U.S. Dollar. The Company may reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of derivative financial instruments or multi-currency borrowings. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items hedged. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

Derivative financial instruments are accounted for on an accrual basis with gains and losses on these contracts recorded in income in the period in which their value changes. These contracts are generally for a duration of 90 days or less. The Company has elected not to designate its foreign currency contracts as hedging instruments. They are, therefore, marked to market with changes in their value recorded in the Consolidated Income Statement each period. The underlying exposures are denominated primarily in British Pounds, Euros, and Canadian Dollars. Summarized financial information related to these derivative contracts and changes in the underlying value of the foreign currency exposures follows:

	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003
Foreign exchange derivative contract losses, net of gains	**$(363,000)**	$(264,000)	$ —
Foreign currency transactional and remeasurement gains, net of losses	**771,000**	659,000	(453,000)
Net foreign currency transactional and remeasurement gains (losses)	**$ 408,000**	$ 395,000	$(453,000)

The Company had no currency forward contracts outstanding as of June 30, 2005. At June 30, 2004, the Company had one currency forward contract outstanding with a net liability under this contract of $21,000, which was included in accrued expenses and other liabilities. The following table provides information about the outstanding foreign currency derivative financial instrument as of June 30, 2004:

US Dollar functional currency	Notional Amount	Weighted Average Contract Rate	Estimated Fair Market Value Compared to Notional Amount
Forward contracts—purchase US Dollar, sell Euro	$4,848,000	1.2120	$(21,000)

The notional amount of forward exchange contracts is the amount of foreign currency to be bought or sold at maturity. Notional amounts are indicative of the extent of the Company's involvement in the various types and uses of derivative financial instruments and are not a measure of the Company's exposure to credit or market risks through its use of derivatives. The estimated fair value of derivative financial instruments represents the amount required to enter into similar offsetting contracts with similar remaining maturities based on quoted market prices.

Inventories

Inventories (consisting of AIDC, POS, business phone, converged communications equipment, and electronic security system products) are stated at the lower of cost (first-in, first-out method) or market.

Vendor Programs

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. These restricted cooperative advertising allowances are recognized as a reduction of operating expenses as the related marketing expenses are incurred. EITF Issue No. 02-16, *"Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor"* requires that a portion of these vendor funds be reclassified from operating expenses and recorded as a reduction of inventory. These reclassified funds are recognized as a reduction of the cost of products sold when the related inventory is sold.

The Company records unrestricted, volume rebates received as a reduction of inventory and as a reduction of the cost of products sold when the related inventory is sold. Amounts received or receivable from vendors that are not yet earned are deferred in the consolidated balance sheet. In addition, the Company may receive early payment discounts from certain vendors. The Company records early payment discounts received as a reduction of inventory and recognize the discount as a reduction of cost of products sold when the related inventory is sold. This pronouncement requires management to make certain estimates of the amounts of vendor incentives that will be received. Actual recognition of the vendor consideration may vary from management estimates based on actual results.

Product Warranty

The Company's vendors generally warrant the products distributed by the Company and allow the Company to return defective products, including those that have been returned to the Company by its customers. The Company does not independently warrant the products it distributes. However, to maintain customer relations, the Company facilitates vendor warranty policies by accepting for exchange, with the Company's prior approval, most defective products within 30 days of invoicing.

Long-Lived Assets

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 5 years for furniture and equipment, 3 to 5 years for computer software, 40 years for buildings and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In fiscal 2005, 2004 and 2003, the Company recognized charges of approximately $30,000, $892,000 and $191,000, respectively, in operating expenses for the impairment of certain capitalized software for the North American distribution segment. This software was no longer functional based on current operational needs.

Deferred Taxes

Deferred taxes reflect future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization depends upon the generation of future taxable income during periods in which temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Goodwill and Other Identifiable Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in acquisitions accounted for using the purchase method. With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, on July 1, 2001, the Company discontinued the amortization of goodwill. During fiscal year 2005 and 2004, the Company performed its annual test of goodwill to determine if there was impairment. These tests included the determination of each reporting unit's fair value using market multiples and discounted cash flows modeling. No impairment was required to be recorded related to the Company's annual impairment testing under this pronouncement. In addition, the Company performs an impairment analysis for goodwill whenever indicators of impairment are present. No such indicators existed for the years ended 2005 or 2004.

The Company reviews the carrying value of its intangible assets with finite lives, which includes customer lists, debt issue costs, and non-compete agreements, as current events and circumstances warrant to determine whether there are any impairment losses. If indicators of impairment are present in intangible assets used in operations, and future cash flows are not expected to be sufficient to recover the assets' carrying amount, an impairment loss is charged to expense in the period identified. These assets are included in other assets. The customer lists are amortized using the straight-line method over a period of 5 years, which reflects the pattern in which the economic benefits of the assets are realized. The non-compete agreements are amortized over their contract life, and the debt issue costs are amortized over the term of the credit facility (see Note 10).

Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of financial instruments such as accounts receivable, accounts payable, accrued liabilities, borrowings under the revolving credit facility and the subsidiary lines of credits approximate fair value, based upon either short maturities or variable interest rates of these instruments.

The fair value of long-term debt is estimated by discounting the scheduled payment streams to present value based on current rates for similar instruments and was approximately $6,676,000 and $7,494,000 at June 30, 2005 and 2004, respectively.

Contingencies

The Company accrues for contingent obligations, including estimated legal costs, when it is probable that a liability is incurred and the amount is reasonably estimable. As facts concerning contingencies become known, management reassesses its position and makes appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

Revenue Recognition

Revenue is recognized once four criteria are met: (1) the Company must have persuasive evidence that an arrangement exists; (2) delivery must occur, which happens at the point of shipment (this includes the transfer of both title and risk of loss, provided that no significant obligations remain); (3) the price must be fixed and determinable; and (4) collectibility must be reasonably assured. A provision for estimated losses on returns is recorded at the time of sale based on historical experience.

The Company has service revenue associated with configuration and marketing, which is recognized when work is complete and all obligations are substantially met. The Company also sells third-party services, such as maintenance contracts, and recognizes revenue net of cost at the time of sale. Revenue from multiple element arrangements is allocated to the various elements based on the relative fair value of the elements, and each revenue cycle is considered a separate accounting unit with recognition of revenue based on the criteria met for the individual element of the multiple deliverables.

Shipping Revenue and Costs

Shipping revenue is included in net sales and related costs are included in cost of goods sold. Shipping revenue for the years ended June 30, 2005, 2004 and 2003 was approximately $7.2 million, $5.8 million, and $4.7 million, respectively.

Advertising Costs

The Company defers advertising related costs until the advertising is first run in trade or other publications or, in the case of brochures, until the brochures are printed and available for distribution. Advertising costs, included in marketing costs, after vendor reimbursement, were not significant in any of the three years ended June 30, 2005. Deferred advertising costs at June 30, 2005 and 2004 were not significant.

Foreign Currency

The currency effects of translating the financial statements of the Company's foreign entities that operate in their local currency are included in the cumulative currency translation adjustment component of accumulated other comprehensive income. The assets and liabilities of these foreign entities are translated into U.S. Dollars using the exchange rate at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period.

Foreign currency transactional and remeasurement gains and losses are included in other expense (income) in the Consolidated Income Statement. For the year ended June 30, 2005, foreign currency gains, net of losses, were $408,000. For the year ended June 30, 2004, foreign currency gains, net of losses, were $395,000. For the year ended June 30, 2003, foreign currency losses, net of gains, were $453,000.

Income Taxes

Income taxes are accounted for using the liability method. Deferred taxes reflect tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are provided against deferred tax assets in accordance with SFAS No. 109, *Accounting for Income Taxes.* Federal income taxes are not provided on the undistributed earnings of foreign subsidiaries because it has been the practice of the Company to reinvest those earnings in the business outside of the United States.

On October 22, 2004, The American Jobs Creation Act of 2004 was enacted. This legislation provides a tax deduction of 85% of certain foreign subsidiary dividends that are repatriated by the Company. Presently, the Company has no plans to distribute earnings from its foreign subsidiaries under this legislation.

SCAN*SOURCE*, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Three Years Ended June 30, 2005

Stock-Based Compensation

The Company has three stock-based employee compensation plans and a plan for its non-employee directors. The Company has adopted the disclosure provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, which amends SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148 allowed for continued use of recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for those plans. The Company applies the recognition and measurement principles of APB Opinion No. 25, and related interpretations in accounting for those plans. No stock-based employee compensation expense is reflected in net income for options granted, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions to stock-based employee compensation. Such disclosure is not necessarily indicative of the fair value of stock options that could be granted by the Company in future fiscal years or of the value of all options currently outstanding (see Note 6).

	Year ended June 30,		
	2005	**2004**	**2003**
Net income, as reported	**$35,732,000**	$29,982,000	$22,574,000
Deduct: Total stock-based employee compensation (stock options) expense determined under fair value based method for all awards, net of related tax effects	**2,200,000**	1,402,000	1,376,000
Pro-forma net income	**$33,532,000**	$28,580,000	$21,198,000
Earnings per share:			
Income per common share, basic, as reported	**$ 2.83**	$ 2.40	$ 1.88
Income per common share, basic, pro-forma	**$ 2.66**	$ 2.29	$ 1.76
Income per common share, assuming dilution, as reported	**$ 2.75**	$ 2.31	$ 1.81
Income per common share, assuming dilution, pro forma	**$ 2.58**	$ 2.21	$ 1.70

For grants of restricted stock, the Company recognizes compensation expense on a straight-line basis over the period that the restrictions expire. On January 31, 2005, the Company granted 4,000 restricted common shares with a fair value of approximately $257,000. Such shares vest at 50% per year on the first and second anniversary dates.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), *Share-Based Payment,* which is a revision of FASB Statement No. 123, *Accounting for Stock-Based*

Compensation. Statement 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends FASB Statement No. 95, *Statement of Cash Flows.* Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) *requires* all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) requires adoption no later than July 1, 2005. However, on April 15, 2005, the Securities and Exchange Commission delayed the effective date of Statement 123(R) for public companies to annual periods beginning after June 15, 2005. We plan to adopt Statement 123(R) effective July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods: (1) "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date, or (2) "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company currently intends to adopt Statement 123(R) using the modified prospective method and recognize compensation expense related to all awards granted to employees prior to the July 1, 2005 effective date that remain unvested on such date. The Company currently estimates the impact of adopting Statement 123(R) for such options will be a reduction in income before income taxes of approximately $1.9 million during the fiscal year ending June 30, 2006. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using the intrinsic value method of APB Opinion No. 25 and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method may have a significant impact on our result of operations, although it will have no impact on our overall financial position. The complete impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. For the year ending June 30, 2006 and thereafter, the Company is considering the use of stock option grants and other alternatives as incentives to employees. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $1.1 million, $882,000, and $3.5 million in 2005, 2004 and 2003, respectively.

Comprehensive Income

Comprehensive income is comprised of net income and foreign currency translation. The foreign currency translation gains or losses are not tax-effected because the earnings of foreign subsidiaries are considered by Company management to be permanently reinvested. For the years ended June 30, 2005, 2004 and 2003, comprehensive income consisted of net income of the Company of $35.7 million, $30.0 million and $22.6 million, respectively, and translation adjustments of $(16,000), $625,000 and $1.8 million, respectively.

(3) Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted-average number of common and potential common shares outstanding.

	Net Income	Shares	Per Share Amount
2005:			
Income per common share, basic	**$35,732,000**	**12,627,000**	**$2.83**
Effect of dilutive stock options	—	**382,000**	
Income per common share, assuming dilution	**$35,732,000**	**13,009,000**	**$2.75**
2004:			
Income per common share, basic	$29,982,000	12,485,000	$2.40
Effect of dilutive stock options	—	467,000	
Income per common share, assuming dilution	$29,982,000	12,952,000	$2.31
2003:			
Income per common share, basic	$22,574,000	12,013,000	$1.88
Effect of dilutive stock options	(168,000)	336,000	
Income per common share, assuming dilution	$22,406,000	12,349,000	$1.81

For the years ended June 30, 2005, 2004 and 2003 there were 74,000, 71,000 and 59,000 weighted average shares, respectively, excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

(4) Revolving Credit Facility and Subsidiary Lines of Credit

At June 30, 2005, the Company had a $100 million multi-currency revolving credit facility with its bank group, which matures on July 31, 2008. This new credit facility, which amended and restated the Company's prior credit facility, was entered into on July 16, 2004. This facility has an accordion feature that allows the Company to increase the revolving credit line up to an additional $50 million, the first $30 million of which is committed with the existing bank group and the remaining $20 million of which is subject to syndication. The facility bears interest at either the 30-day LIBOR rate of interest in the United States or the 30, 60, 90 or 180-day LIBOR rate of interest in Europe. The interest rate is the appropriate LIBOR rate plus a rate varying from 0.75% to 1.75% tied to the Company's funded debt to EBITDA ratio ranging from 0.00:1.00 to 2.50:1.00 and a fixed charge coverage ratio of not less than 1.50:1. The effective weighted average interest rate at June 30, 2005 was 3.87%. The outstanding borrowings were $31.3 million on a total commitment of $130 million, leaving $98.7 million available for additional borrowings. The facility is collateralized by domestic assets, primarily accounts receivable and inventory. The agreement contains other restrictive financial covenants, including among other things, total liabilities to tangible net worth ratio, capital expenditure limits, and a prohibition on the payment of dividends. The Company was in compliance with its covenants at June 30, 2005.

At June 30, 2004, the Company's former revolving credit facility with its bank group had a borrowing limit of the lesser of (i) $80 million or (ii) the sum of 85% of eligible accounts receivable plus the lesser of (a) 50% of eligible inventory or (b) $40 million. The interest rate was the 30-day LIBOR rate of interest plus a rate varying from 1.00% to 2.50% tied to the Company's funded debt to EBITDA ratio ranging from 2.50:1 to 4.25:1 and a fixed charge coverage ratio of not less than 2.75:1. The effective interest rate at June 30, 2004 was 2.13% and the outstanding balance was $32.6 million on a calculated borrowing base of $80 million, leaving $47.4 million available for additional borrowings. The revolving credit facility was collateralized by accounts receivable and eligible inventory. The credit agreement contained various restrictive covenants, including among other things, minimum net worth requirements, capital expenditure limits, maximum funded debt to EBITDA ratio, a fixed charge coverage ratio, and a prohibition on the payment of dividends. The Company was in compliance with its covenants at June 30, 2004 and at the July 16, 2004 restatement date.

At June 30, 2005, Netpoint, doing business as Scan*Source* Latin America, had an asset-based line of credit with a bank that was due on demand and had a borrowing limit of $1 million (increased from $600,000 as of August 27, 2004). The facility was scheduled to mature on August 27, 2005 and has been extended to November 30, 2005. The facility is collateralized by accounts receivable and eligible inventory, and contains a restrictive covenant which requires an average deposit of $50,000 with the bank. The Company has guaranteed 76% of the balance on the line, while the remaining 24% of the balance was guaranteed by Netpoint's minority shareholder. The facility bears interest at the bank's prime rate minus one percent. At June 30, 2005, the effective interest rate was 5.25%. At June 30, 2005 there was no outstanding balance and outstanding standby letters of credit totaled $40,000, leaving $960,000 available for borrowings. Netpoint was in compliance with its covenant at June 30, 2005.

At June 30, 2004, Netpoint had an asset-based line of credit agreement with a bank that was due on demand. The borrowing limit on the line was the lesser of $600,000 or the sum of 75% of domestic accounts receivable and 50% of foreign accounts receivable, plus 10% of eligible inventory (up to $250,000). The interest rate was the bank's prime rate minus one percent, which was 3.00% at June 30, 2004. All of Netpoint's assets collateralized the line of credit. The Company had guaranteed 68% of the balance on the line, while the remaining 32% of the balance was guaranteed by Netpoint's minority shareholder. At June 30, 2004, there were no outstanding borrowings on the line of credit. However, outstanding standby letters of credit totaled $40,000 leaving $560,000 available for additional borrowings. Netpoint was in compliance with its covenants at June 30, 2004.

(5) Short-term Borrowings and Long-term Debt

Short-term borrowings at June 30, 2005 consisted of an unsecured note payable issued by the Company on May 16, 2005 in the amount of $4.5 million ($5.5 million Canadian) with a fixed interest rate of 3.38% and a maturity date of August 31, 2005.

Long-term debt consists of the following at June 30, 2005 and 2004:

	2005	2004
Note payable to a bank, secured by distribution center land and building; monthly payments of principal and interest of $41,000 and $65,000, and variable interest rates of 3.89% and 2.53%, respectively, at June 30, 2005 and 2004; maturing in fiscal 2009 with a balloon payment of approximately $3,918,000	**$4,886,000**	$5,528,000
Note payable to a bank, secured by office building and land; monthly payments of principal and interest of $15,000; 9.19% fixed interest rate at June 30, 2005 and 2004; maturing in fiscal 2007 with a balloon payment of approximately $1,458,000	**1,511,000**	1,549,000
Note payable to a bank, secured by motor coach; monthly payments of principal and interest of $7,000; 3.89% and 2.53% variable interest rate, respectively at June 30, 2005 and 2004; maturing in fiscal 2006 with a balloon payment of approximately $147,000	**194,000**	274,000
Capital leases for equipment with monthly principal payments ranging from $48 to $1,903 and effective interest rates ranging from 9.0% to 22.75%, at June 30, 2005 and 2004, respectively	**18,000**	87,000
	6,609,000	7,438,000
Less current portion	**564,000**	854,000
Long-term portion	**$6,045,000**	$6,584,000

The note payables secured by the distribution center and the motor coach contain certain financial covenants, including minimum net worth, capital expenditure limits, a maximum debt to tangible net worth ratio, and a prohibition on the payment of dividends. The Company was in compliance with the various covenants at June 30, 2005.

Scheduled debt maturities at June 30, 2005 are as follows:

	Long-Term Debt	Short-Term Borrowings	Capital Leases	Fiscal Years Total
Fiscal year:				
2006	$ 546,000	$4,478,000	$18,000	$ 5,042,000
2007	1,792,000	—	—	1,792,000
2008	335,000	—	—	335,000
2009	3,918,000	—	—	3,918,000
Thereafter	—	—	—	—
Total principal payments	**$6,591,000**	**$4,478,000**	**$18,000**	**$11,087,000**

(6) Stock Options

(a) Stock Option Plans:

- The 1993 Incentive Stock Option Plan reserved 560,000 shares of common stock for issuance to key employees. The plan provides for three-year vesting of the options at a rate of 33% annually. The options are exercisable over 10 years, and options are not to be granted at less than the fair market value of the underlying shares at the date of grant. As of June 30, 2005, there were 7,889 shares available for grant under this plan.

- The amended 1997 Stock Incentive Plan reserved 1,200,000 shares of common stock for issuance to officers, directors, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The plan provides for three-year vesting of the options at a rate of 33% annually. The term of each option is 10 years from the grant date. As of June 30, 2005, there were 19,670 shares available for grant under this plan.

- The 2002 Long-Term Incentive Plan reserved 400,000 shares of common stock for issuance to officers, employees, consultants or advisors to the Company. This plan provides for incentive stock options, nonqualified options, stock appreciation rights and restricted stock awards to be granted at exercise prices to be determined by the Compensation Committee of the Board of Directors. The grants provide for three-year vesting of the options at a rate of 33% annually, and provide a term of 10 years from the grant date. As of June 30, 2005, there were 1,564 shares available for grant under this plan.

- Since 1993 the Company has compensated its non-employee directors with a grant of stock options issued at fair market value on the date following the annual meeting of shareholders. The stock option grants have had a term of 10 years and vesting period of six months after the date of grant. The 1993 Director Plan had 30,000 reserved shares remaining but never issued when it was replaced by the 1999 Director Plan. The 1999 Director Plan had 124,000 reserved shares remaining but never issued when it was replaced by the 2003 Directors Equity Compensation Plan (the "2003 Director Plan"), which reserved 125,000 shares of common stock. Under the 2003 Director Plan the number of shares granted (rounded up to the nearest 100 shares) is calculated by dividing $200,000 by the average per share stock price of the common stock for the 30-day period immediately preceding the grant date. As of June 30, 2005, there were 98,200 shares available for grant under this plan.

A summary of stock option activity for the years ended June 30, 2005, 2004 and 2003 is as follows:

	2005		2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding:						
Beginning of year	**954,384**	**$22.08**	1,123,226	$16.39	1,532,570	$12.23
Granted	**155,900**	**58.73**	157,850	45.86	189,400	26.90
Exercised	**(106,887)**	**20.79**	(320,705)	13.58	(587,928)	8.85
Forfeited	**(20,464)**	**35.82**	(5,987)	23.01	(10,816)	20.79
End of year	**982,933**	**27.74**	954,384	22.08	1,123,226	16.39

The following table summarizes information about stock options outstanding and exercisable at June 30, 2005:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number Exercisable	Weighted-Average Exercise Price
$ 0.00 – 7.13	12,650	$ 3.99	3.8 years	8,650	$ 5.84
7.14 – 14.26	219,113	8.29	3.2 years	219,113	8.29
14.27 – 21.40	289,444	18.39	5.2 years	289,444	18.39
21.41 – 28.53	140,201	25.13	7.0 years	99,626	25.06
28.54 – 35.66	31,333	33.70	7.4 years	24,666	34.22
35.67 – 49.92	138,692	45.92	8.5 years	50,021	45.56
49.93 – 64.19	133,800	59.42	9.5 years	—	—
64.20 – 71.32	17,700	66.75	9.5 years	12,700	67.73
	982,933	$27.74	6.2 years	704,220	$19.41

(b) Fair Value

The pro forma fair value of stock options granted by the Company has been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Weighted-Average Assumptions	**2005**	**2004**	**2003**
Risk-free interest rate	**3.9%**	3.8%	3.6%
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected volatility factor	**38.8%**	37.4%	63.7%
Expected life	**10 years**	10 years	10 years
Per Share Weighted-Average			
Pro forma fair value of stock options granted	**$ 22.26**	$ 25.22	$ 20.79

(c) Stock options of Subsidiary

At June 30, 2003, ChannelMax was a majority-owned subsidiary of the Company and had reserved 500,000 shares of ChannelMax common stock for issuance to its officers, directors, and employees under the ChannelMax, Inc. 2000 Stock Option Plan. Effective July 1, 2003, the Company purchased the remaining minority interest in ChannelMax. Thereafter, during the year ended June 30, 2004 the Company terminated the ChannelMax Stock Option Plan.

A summary of stock option activity for ChannelMax for the years ended June 30, 2004 and 2003 is as follows:

	2004		**2003**	
	Shares	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**
Options outstanding:				
Beginning of year	227,750	$0.71	229,250	$0.71
Granted	—		—	
Terminated	(227,750)	0.71	(1,500)	0.71
End of year	—	0.00	227,750	0.71
Exercisable, end of year	—	$0.00	227,750	$0.71

SCAN*SOURCE*, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Three Years Ended June 30, 2005

(7) Income Taxes

Income tax expense (benefit) consists of:

	Current	Deferred	Total
Year ended June 30, 2005:			
U.S. Federal	**$20,762,000**	**$(1,968,000)**	**$18,794,000**
State and local	**2,701,000**	**(212,000)**	**2,489,000**
Foreign	**302,000**	**343,000**	**645,000**
	$23,765,000	**$(1,837,000)**	**$21,928,000**
Year ended June 30, 2004:			
U.S. Federal	$15,940,000	$ 585,000	$16,525,000
State and local	2,531,000	(232,000)	2,299,000
Foreign	280,000	(404,000)	(124,000)
	$18,751,000	$ (51,000)	$18,700,000
Year ended June 30, 2003:			
U.S. Federal	$12,412,000	$ 1,599,000	$14,011,000
State and local	1,270,000	570,000	1,840,000
Foreign	150,000	49,000	199,000
	$13,832,000	$ 2,218,000	$16,050,000

A reconciliation of the U.S. Federal income tax expense at a statutory rate of 35% to actual income tax expense, excluding any other taxes related to extraordinary gain, is as follows:

	2005	2004	2003
U.S. Federal income tax at statutory rate	**$20,282,000**	$17,087,000	$13,704,000
Increase (decrease) in income taxes due to:			
State and local income taxes, net of U.S. Federal income tax benefit	**1,780,000**	1,916,000	1,248,000
Tax credits	**(419,000)**	(407,000)	(49,000)
Valuation allowance	**(116,000)**	184,000	777,000
Effect of foreign operations, net	**509,000**	(156,000)	279,000
Other	**(108,000)**	76,000	91,000
	$21,928,000	$18,700,000	$16,050,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets derived from:		
Allowance for accounts receivable	**$ 5,315,000**	$ 3,878,000
Inventories	**2,950,000**	3,680,000
Nondeductible accrued expenses	**3,080,000**	1,357,000
Net operating loss carryforwards	**1,115,000**	2,050,000
Tax credits	**428,000**	468,000
Other	**—**	1,000
Total deferred tax assets	**12,888,000**	11,434,000
Valuation allowance	**(1,538,000)**	(1,654,000)
Total deferred tax assets	**$11,350,000**	$ 9,780,000
Deferred tax liabilities derived from:		
Timing of amortization deduction from intangible assets	**$ (388,000)**	$ (83,000)
Timing of depreciation and other deductions for building and equipment	**(1,431,000)**	(2,002,000)
Other	**(312,000)**	(313,000)
Total deferred tax liabilities	**$ (2,131,000)**	$ (2,398,000)
Net deferred tax assets	**$ 9,219,000**	$ 7,382,000

The components of pretax earnings are as follows:

	Fiscal Year		
	2005	2004	2003
Domestic	**$57,739,000**	$48,447,000	$41,730,000
Foreign	**212,000**	372,000	(2,576,000)
	$57,951,000	$48,819,000	$39,154,000

At June 30, 2005, the Company has: (i) net operating loss carryforwards of approximately $366,000 for U.S. Federal income tax purposes that begin expiring in 2020; (ii) state income tax credit carryforwards of approximately $658,000 that begin expiring in 2011, and (iii) net foreign operating loss carryforwards of approximately $2.8 million that have no expiration date. At June 30, 2005, a valuation allowance of $930,000 has been provided for a portion of the foreign operating loss carryforward and $608,000 has been provided for a portion of the foreign net deferred assets, as it is more likely than not that some portion or all of the amounts may not be realized. The valuation allowance decreased by $116,000 and increased by $184,000 during the years ended June 30, 2005 and June 30, 2004, respectively.

The Company has not provided U.S. income taxes for undistributed earnings of foreign subsidiaries that are considered to be retained indefinitely for reinvestment. The distribution of these earnings would result in additional foreign withholding taxes and additional U.S. federal income taxes to the extent they are not offset by foreign tax credits, but it is not practicable to estimate the total liability that would be incurred upon such a distribution.

(8) Commitments and Contingencies

The Company leases office space under noncancelable operating leases that expire through March 2015. As discussed in Note 5, the Company leases certain equipment under capital leases. Future minimum lease payments under operating leases are as follows:

	Payments
Fiscal year ended June 30:	
2006	$1,481,000
2007	1,268,000
2008	763,000
2009	501,000
2010	457,000
Thereafter	369,000
	$4,839,000

Lease expense was approximately $1.5 million, $1.1 million and $1.0 million for the years ended June 30, 2005, 2004 and 2003, respectively.

The Company has contractual obligations of approximately $1.0 million for the purchase of financial software, the addition of a parking lot for the Greenville facility and for various other purchases at June 30, 2005.

A majority of the Company's net revenues in 2005, 2004 and 2003 were received from the sale of products purchased from the Company's ten largest vendors. The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company's agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.

Contingencies

The Company or its subsidiaries are, from time to time, parties to lawsuits arising out of operations. Although there can be no assurance, based upon information known to the Company, the Company believes that any liability resulting from an adverse determination of such lawsuits would not have a material adverse effect on the Company's financial condition or results of operations.

The Company received an assessment for a sales and use tax matter for the three calendar years ended 2001. Based on this assessment, the Company has determined a probable range for the disposition of that assessment and for subsequent periods. Although the Company is disputing the assessment, it accrued a liability of $1.4 million at June 30, 2005 and June 30, 2004. Although there can be no assurance of the ultimate outcome at this time, the Company intends to vigorously defend its position.

The Company has future commitments to purchase the remaining 12% minority interest in OUI during fiscal 2006 and the remaining 24% minority interest in Netpoint over the next three years. The Company acquired an additional 12% ownership of OUI and an additional 8% ownership of Netpoint in each of the years ended 2005, 2004 and 2003 for approximately $550,000, $509,000 and $400,000, respectively.

(9) Employee Benefit Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code that covers all employees meeting certain eligibility requirements. For the years ended June 30, 2005, 2004 and 2003 the Company provided a matching contribution of $336,000, $248,000 and $242,000, respectively, which was equal to one-half of each participant's contribution, up to a maximum matching contribution per participant of $800 for 2005, 2004 and 2003. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. In fiscal 2005, 2004 and 2003, the Company made discretionary profit-sharing contributions of approximately $3.6 million, $2.8 million and $2.2 million, respectively. Employer contributions are vested over a five-year period.

(10) Goodwill and Identifiable Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company performs its annual test of goodwill at the end of each fiscal year to determine if impairment has occurred. In addition, the Company performs an impairment analysis for goodwill whenever indicators of impairment are present. This testing includes the determination of each reporting unit's fair value using market multiples and discounted cash flows modeling. At the end of fiscal year 2005, no impairment charge was recorded. As a result of adopting SFAS No. 142, no amortization of goodwill has been recorded in fiscal year 2005, 2004 and 2003. During fiscal year 2004, the Company recorded a $172,000 reduction of goodwill related to the restructuring of the ChannelMax segment, as required under SFAS No. 141, *Business Combinations* (see Note 14). During fiscal year 2005, the Company acquired additional goodwill of $2,937,000, primarily through the acquisitions of Europdata Connect UK Ltd. ("EDC"), and the additional 12% interest in OUI and 8% interest in Netpoint. Changes in the carrying amount of goodwill and other intangibles assets for the year ended June 30, 2005, by operating segment, are as follows:

	North American Distribution Segment	International Distribution Segment	Total
Balance as of June 30, 2003	$5,759,000	$4,082,000	$ 9,841,000
Goodwill acquired during 2004	132,000	177,000	309,000
ChannelMax impairment	(172,000)	—	(172,000)
Balance as of June 30, 2004	5,719,000	4,259,000	9,978,000
Goodwill acquired during 2005	27,000	2,910,000	2,937,000
Balance as of June 30, 2005	**$5,746,000**	**$7,169,000**	**$12,915,000**

Included within other assets are identifiable intangible assets as follows:

	As of June 30, 2005			As of June 30, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortized intangible assets:						
Customer lists	**$ 338,000**	**$234,000**	**$104,000**	$338,000	$167,000	$171,000
Debt issue costs	**532,000**	**122,000**	**410,000**	—	—	—
Non-compete agreements	**425,000**	**425,000**	—	425,000	250,000	175,000
Total	**$1,295,000**	**$781,000**	**$514,000**	$763,000	$417,000	$346,000

The customer lists are amortized using the straight-line method over a period of 5 years, which reflects the pattern in which the economic benefits of the assets are realized. The non-compete agreements are amortized over their contract life and the debt issue costs are amortized over the term of the credit facility. Amortization expense for the years ended June 30, 2005, 2004 and 2003 was $364,000, $314,000 and $115,000, respectively. Amortization expense for fiscal years 2006, 2007, 2008 and 2009 is estimated to be approximately $200,000, $170,000, $133,000 and $11,000, respectively.

(11) Segment Information

The Company is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two reporting segments, which are based on geographic location. The measure of segment profit is income from operations, and the accounting policies of the segments are the same as those described in Note 2. Beginning with the first quarter of fiscal 2004, the ChannelMax segment has been restructured into the North American distribution segment. Prior period information has been reclassified to include ChannelMax in the North American distribution segment to reflect this restructuring.

North American Distribution

North American distribution offers products for sale in four primary categories: (i) AIDC and POS equipment sold by the Scan*Source* sales unit, (ii) voice, data and converged communications equipment sold by the Catalyst *Telecom* sales unit, (iii) voice, data and converged communications products sold by the Para*con* sales unit and (iv) electronic security products through its Scan*Source* Security Distribution unit. These products are sold to more than 12,000 resellers and integrators of technology products that are geographically disbursed over the United States and Canada in a pattern that mirrors population concentration. No single account represented more than 6% of the Company's consolidated net sales for the fiscal years ended June 30, 2005, 2004 or 2003.

International Distribution

The international distribution segment sells to two geographic areas, Latin America (including Mexico) and Europe, and offers AIDC and POS equipment to more than 4,000 resellers and integrators of technology products. This segment began during fiscal 2002 with the Company's purchase of a majority interest in Netpoint and the start-up of the Company's European operations. Of this segment's customers, no single account represented more than 1% of the Company's consolidated net sales during the fiscal years ended June 30, 2005, 2004 and 2003.

Inter-segment sales consist of sales by the North American distribution segment to the international distribution segment. All inter-segment revenues and profits have been eliminated in the accompanying consolidated financial statements.

SCAN*SOURCE*, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Three Years Ended June 30, 2005

Selected financial information for each business segment are presented below:

	2005	2004	2003
Sales:			
North American distribution	**$1,310,789,000**	$1,087,126,000	$930,267,000
International distribution	**172,883,000**	116,278,000	68,553,000
Less intersegment sales	**(14,578,000)**	(11,314,000)	(7,626,000)
	$1,469,094,000	$1,192,090,000	$991,194,000
Depreciation and amortization:			
North American distribution	**$ 4,958,000**	$ 4,721,000	$ 4,728,000
International distribution	**547,000**	629,000	296,000
	$ 5,505,000	$ 5,350,000	$ 5,024,000
Operating income:			
North American distribution	**$ 56,992,000**	$ 47,538,000	$ 40,729,000
International distribution	**1,757,000**	1,718,000	(205,000)
	$ 58,749,000	$ 49,256,000	$ 40,524,000
Income tax expense (benefit):			
North American distribution	**$ 21,371,000**	$ 18,138,000	$ 15,877,000
International distribution	**557,000**	562,000	173,000
	$ 21,928,000	$ 18,700,000	$ 16,050,000
Assets:			
North American distribution	**$ 395,124,000**	$ 373,101,000	$312,285,000
International distribution	**71,946,000**	40,091,000	32,062,000
	$ 467,070,000	$ 413,192,000	$344,347,000
Capital expenditures:			
North American distribution	**$ 3,687,000**	$ 2,057,000	$ 5,693,000
International distribution	**406,000**	427,000	631,000
	$ 4,093,000	$ 2,484,000	$ 6,324,000

(12) Acquisitions

International Distribution

On April 15, 2005, the Company's international distribution segment acquired the common stock of EDC. EDC is a value-added distributor of specialty technology for auto-ID, RFID and wireless products in the United Kingdom, Ireland, Sweden, and the Netherlands. The acquisition, which was accounted for under the purchase method of accounting, is not material to the Company's operations or financial condition. Operating results have been included in the Company's consolidated results of operations from the date of the acquisition. The purchase price has been allocated on a preliminary basis to the fair value of the net assets acquired. The Company is in the process of identifying embedded intangible assets related to the acquisition.

(13) Related Party Transactions

During fiscal year 2005, 2004 and 2003, the Company made sales of $3.7 million, $2.4 million and $2.2 million, respectively, to companies affiliated with the minority shareholder of Netpoint. At June 30, 2005, 2004 and 2003, accounts receivable from these companies totaled $153,000, $78,000 and $148,000, respectively.

At June 30, 2003, the minority shareholders of OUI owed the Company approximately $206,000, in the form of a note, in connection with an adjustment to the purchase price. The note is payable in thirty-six monthly installments and matures on October 31, 2005. Interest on the note is 2.01% per annum. The holders of the note are allowed to prepay the note in whole or part, without premium or penalty. The balance of this note was $26,000 at June 30, 2005 and $57,000 at June 30, 2004.

(14) Special Charges

The Company incurred special charges of $2.3 million during the quarter ended September 30, 2003 related to the restructuring of the ChannelMax business segment into the North American distribution segment. Effective July 1, 2003, the Company reassigned the ChannelMax segment to become a part of the North American distribution segment. The Company consolidated the information services and operational staff into the Company's corporate group. These charges primarily consisted of costs associated with employee severance for nine employees of the operations management and programming groups and ChannelMax stock option settlement associated with the segment. These charges are included in selling, general and administrative expenses in the Company's Consolidated Income Statement for fiscal 2004.

* * * * * * * *

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock is quoted on The Nasdaq National Market ("NASDAQ") under the symbol "SCSC." The Company has never paid or declared a cash dividend since inception and the Board of Directors does not intend to institute a cash dividend policy in the foreseeable future. Under the terms of the Company's revolving credit facility, the payment of cash dividends is prohibited. On July 25, 2005, there were approximately 19,000 recorded and known beneficial holders of Common Stock. The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock on the NASDAQ Stock Market.

	High	Low
Fiscal Year 2005		
First quarter	**$68.81**	**$50.67**
Second quarter	**74.69**	**59.50**
Third quarter	**68.20**	**50.28**
Fourth quarter	**55.49**	**41.61**
Fiscal Year 2004		
First quarter	$39.10	$26.38
Second quarter	47.50	36.10
Third quarter	55.81	43.05
Fourth quarter	60.14	47.31

BOARD OF DIRECTORS

teven H. Owings
hairman

chael L. Baur
resident and Chief Executive Officer

teven R. Fischer
resident
orth Fork Business Capital Corporation

ames G. Foody
usiness Consultant

ohn P. Reilly
ltic Financial Services LLC

ichael J. Grainger
ormer President and COO
gram Micro, Inc.

OFFICERS

teven H. Owings
hairman

ichael L. Baur
resident and Chief Executive Officer

ichard P. Cleys
ce President and Chief Financial Officer

effery A. Bryson
ce President – Administration and Investor Relations

. Scott Benbenek
xecutive Vice President – Corporate Operations

ndrea D. Meade
xecutive Vice President – Corporate Operations

inda B. Davis
reasurer

regory B. Dixon
hief Technology Officer

obert S. McLain, Jr.
ce President – Marketing

ohn K. Black
resident – Catalyst Telecom

layton D. Sorensen
resident – Paracon

lias Botbol
resident – ScanSource Latin America

avier Cartiaux
anaging Director – ScanSource Europe

ohn R. Gaillard
resident – ScanSource Security Distribution

aul J. Constantine
ce President – Solutions and Services

hristopher Elrod
ce President – Information Systems

. Yates
ce President – Human Resources

helby McCloud
ce President – Warehouse Operations

STOCK LISTING
The Company's Stock is traded on The Nasdaq National Market under the symbol SCSC.

GENERAL COUNSEL
Alston & Bird LLP
Charlotte, North Carolina

TRANSFER AGENT
Wachovia Bank, N.A.
Charlotte, North Carolina

INDEPENDENT ACCOUNTANTS
Ernst & Young LLP
Greenville, South Carolina

SHAREHOLDER INQUIRIES
ScanSource, Inc., welcomes inquiries from its shareholders and other interested investors. For further information or a copy of SEC form 10K, contact our Investor Relations Department at 800.944.2439, ext. 4375, or via e-mail at investor@scansource.com.

ANNUAL MEETING
The annual meeting of shareholders of the Company will be held at 10:00 a.m. on December 1, 2005, at the Hyatt Regency, Greenville, South Carolina, 220 N. Main St.

CORPORATE HEADQUARTERS
Greenville, South Carolina
864.288.2432

LOCATIONS

Tempe, Arizona

Miami, Florida

Norcross, Georgia

Buffalo, New York

Greenville, South Carolina

Memphis, Tennessee

Bellingham, Washington

Richmond, BC, Canada

Toronto, ON, Canada

Mexico City, Mexico

Brussels, Belgium

Liege, Belgium

Olivet, France

Bad Homburg, Germany

Eindhoven, Netherlands

Crawley, United Kingdom

Hull, United Kingdom